
03050582

5/14.

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unitor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 3020 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | |
|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 5/19/03

Annual Report 2002



# Streamlined for precision



UNITOR

# Key Ratios*

| RESULT | | Definition | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|
| Operating revenues | MNOK | | **2,228** | 2,453 | 2,419 | 2,376 | 2,657 | 2,497 |
| EBIT | MNOK | 1 | **109** | 82 | 62 | 34 | 194 | 178 |
| EBITDA | MNOK | 2 | **198** | 173 | 165 | 129 | 296 | 280 |
| Earnings before tax (EBT) | MNOK | | **20** | 45 | 6 | -59 | 84 | 128 |
| Tax rate | % | | **48.3** | 51.1 | - | - | 46.3 | 36.3 |
| **PROFITABILITY** | | | | | | | | |
| EBITDA margin | % | 3 | **8.9** | 7.1 | 6.8 | 5.4 | 11.1 | 11.2 |
| Net operating margin | % | 4 | **2.0** | 3.5 | 4.6 | 2.6 | 8.6 | 9.5 |
| *Gross profit margin* | % | 5 | **0.9** | 1.8 | 0.2 | -2.5 | 3.2 | 5.1 |
| Net profit margin | % | 6 | **0.5** | 0.9 | 0.2 | -2.5 | 1.7 | 3.6 |
| Return on capital employed | % | 7 | **3.1** | 5.1 | 6.9 | 4.0 | 14.4 | 15.4 |
| Return on equity | % | 8 | **1.2** | 2.6 | 0.7 | -6.7 | 5.0 | 9.2 |
| Average sale per order | NOK | | **8,931** | 9,843 | 8,998 | 8,950 | 10,057 | 9,342 |
| Number of orders | Number | | **177,184** | 186,612 | 197,071 | 206,096 | 213,802 | 207,801 |
| Number of employees | Number | | **1,251** | 1,253 | 1,457 | 1,583 | 1,687 | 1,666 |
| **CAPITAL** | | | | | | | | |
| Market value | MNOK | 9 | **373** | 802 | 1,153 | 1,173 | 1,447 | 1,760 |
| Equity | MNOK | | **835** | 839 | 840 | 834 | 892 | 916 |
| Equity ratio | % | 10 | **51.7** | 41.4 | 39.4 | 41.2 | 41.7 | 44.2 |
| Net interest bearing debt | MNOK | | **369** | 663 | 756 | 608 | 492 | 437 |
| **LIQUIDITY** | | | | | | | | |
| Current ratio | | 11 | **2.9** | 3.5 | 2.9 | 2.9 | 2.3 | 2.8 |
| Cashflow from operations | MNOK | | **362** | 163 | -33 | 61 | 222 | 16 |
| **SHARES** | | | | | | | | |
| Earnings per share (EPS) | NOK | 12 | **0.53** | 1.13 | 0.31 | -2.97 | 2.30 | 4.20 |
| Cashflow per share | NOK | 13 | **4.80** | 6.90 | 5.23 | 1.38 | 7.50 | 10.40 |
| Book equity per share | NOK | 14 | **42.73** | 42.92 | 42.97 | 42.64 | 45.65 | 46.86 |
| Dividends | NOK | 15 | **-** | - | - | - | 3.50 | 3.50 |
| Payout ratio | % | 16 | **-** | - | - | - | 152.2 | 83.3 |
| Share price 31.12 | NOK | | **19.10** | 41.00 | 59.00 | 60.00 | 74.00 | 90.00 |
| Price/earnings ratio | | | **35.8** | 36.4 | 190.3 | - | 32.2 | 21.4 |
| Number of shares 31.12 | x 1,000 | | **19.550** | 19.550 | 19.550 | 19.550 | 19.550 | 19.550 |
| Average number of shares | x 1,000 | | **19.550** | 19.550 | 19.550 | 19.550 | 19.550 | 19.452 |

*See definitions, page 36

# Contents


Reliable delivery – across the world 2
CEO Report 4
Unitor at a glance 6
More thrust and innovation 8
Board of Directors Report 14
Profit and Loss Statement 18
Balance Sheet 19
Statement of Cash Flow 20
Accounting principles 21
Notes to the Accounts 23
Auditor's Report for 2002 33
Shareholder information 34
Analyst information 36
Financial calendar


# Unitor's Vision

Unitor's vision is to be the leading provider of systems, products and services to the international marine, cruise and offshore market.

Unitor's value proposition is to:

- Be a dynamic worldwide organization that based on knowledge gained from our customers develops to meet their current and future needs
- Provide systems, products and services which meet the needs throughout the lifetime of the vessels
- Actively deploy and utilize resources worldwide in order to continuously improve it's competitive position and create a cost efficient infrastructure
- Attract, develop and retain competent and dedicated people
- Promote safety at sea and respect for the environment

# UNITOR

- **Net sales Ships Service Division increased with 4.9% adjusted for currency effects**
- **Restructuring expenses MNOK 20**
- **Net interest bearing debt reduced by MNOK 24 to MNOK 345**
- **EPS increased by NOK 0.13 to NOK 0.55 this quarter**



# 1Q 2003

### Financial performance

Group revenue totalled MNOK 535 (572), a decline of MNOK 37. The reduction includes a loss of MNOK 79 due to fluctuations in currency exchange rates and a volume increase of 8%. Volume growth was significant in marine systems (Ships Equipment) and safety products (Ships Service). The revenue split by division is commented below.

The net operating result excluding restructuring costs of MNOK 20, ended at MNOK 4 (17) and EBT at MNOK 18 (12). EBITDA was MNOK 66 (44), an increase of MNOK 22. EBIT was MNOK 46 (20), an increase of MNOK 26. Both figures include cash flow hedge gain and exclude restructuring costs. This is in line with Unitor's definition of EBITDA and EBIT.

Unitor maintains a strong focus on its balance sheet. Net assets ended at MNOK 1,668 (1,970), a decrease of MNOK 302 but an increase of MNOK 53 over year-end 2002. The net interest bearing debt ended at MNOK 345 (667), down MNOK 322 and down MNOK 24 from year-end 2002.

The net change in cash from operations was MNOK 30, contributing a positive net change in cash of MNOK 10.

In April Unitor sold a building in Greece. The gain on this transaction is MNOK 13 and will be included in the 2nd quarter.

### Unitor Ships Service

The tank market remained uncertain, while the bulk market continued to improve. The war in Iraq caused some delivery delays in US ports, no other significant effects were observed. The outbreak of SARS caused many cruise operators to re-evaluate their programs in the Far East.

Revenue totalled MNOK 415 (457), including MNOK 39 (36) from chemical sales to the industrial market. The average order per vessel was NOK 8649 (9430).

Three key supply contracts were awarded by cruise operators. Holland America Line, Cunard Line Ltd and the Finnish operator Silja Line all awarded Unitor wider frame contracts to supply their cruise vessels. Silja Line was in 2001 Unitor's first customer to implement e-commerce. As of 30 March 2003, 447 vessels were placing orders to Unitor electronically through the Marine Transaction Service (MTS) infrastructure.

In other markets, the UAE based operator VELA awarded Unitor its gas supply business for 28 vessels. UK based Fortum Oil & Gas awarded Unitor a supply contract for their fleet of 14 tankers and 4 tugs. The Polish Steamship Co. placed an order for Unitor's Medical Oxygen system for 52 vessels, 46 of which will be delivered in the current year.

### Unitor Ships Equipment

A record number of newbuildings were reported in March. The major shipyards remain in a strong position with full order books. Unitor continues to experience increasing demands for its systems, with high quotation rates and order intake. Replacement of Halon-based systems is strong and expected to continue through the year.

Revenue totalled MNOK 120 (115), including MNOK 23 (40) from Marine Contracting and MNOK 5 (3) from Unitor FiFi systems.

Order intake in Europe totalled MNOK 51. The most significant orders were:
-System and equipment orders from FPSO Mystras, Meyer Yard and Kvaerner Yard
- System order from Gdansk Ship Repair Yard for a DFDS vessel being built at Szczecin Shipyard

Order intake in Asia totalled MNOK 48. MNOK 21 was from China. The most significant orders were:
-$CO_2$ and Deck Foam for seven vessels at STX Shipyard, Korea
-A Nitrogen generator order for a vessel at Shanghai Edward
-Dry Chemical Powder Systems for two vessels for Malaysian International Trading Corp.
-Foam system for new building at Samsung, Korea

The division's order reserve at 31 March 2003 was MNOK 586

### Plan for improvement

The Improvement Plan reported previously was implemented. Head Office functions were streamlined, and the Business Unit organisation was restructured. Each Business Unit (BU) is commercially and technically responsible for all activities within the business area. This includes the marketing mix, product innovation, procurement and sourcing, product service level and customer satisfaction. The BUs will work closely with the geographical Areas and be measured on similar criteria.

*Note: figures in parenthesis are for 1Q 2002.

| Key ratios | | 2003 1 q. | 2002 1 q. | 2002 4 q. | 2002 3 q. | 2002 2 q. |
|---|---|---|---|---|---|---|
| Operating revenues | MNOK | 535 | 572 | 530 | 556 | 570 |
| EBITDA | MNOK | 66 | 44 | 43 | 57 | 53 |
| EBIT | MNOK | 46 | 20 | 23 | 33 | 33 |
| EBT | MNOK | 18 | 12 | (33) | 25 | 15 |
| EPS | NOK | 0.55 | 0.42 | (1.30) | 0.91 | 0.51 |
| Cashflow from operations | NOK | 30 | 10 | 92 | 83 | 174 |
| Operating margin | % | 0.8 | 3.0 | (1.1) | 2.2 | 3.5 |
| EBITDA margin | % | 12.4 | 7.7 | 8.2 | 10.2 | 9.4 |
| EBT/Sales | % | 3.4 | 2.1 | (6.2) | 4.7 | 2.6 |
| Return on capital employed (ROCE)* | % | 1.3 | 4.1 | (1.8) | 3.2 | 5.7 |
| Return on equity (ROE)* | % | 5.1 | 3.8 | (12.0) | 8.3 | 4.7 |
| Average sale pr. order | NOK | 8 649 | 9 430 | 8 632 | 8 759 | 8 902 |
| Number of orders | Number | 42 525 | 43 543 | 42 846 | 44 612 | 46 183 |
| Number of employees | Number | 1 234 | 1 252 | 1 251 | 1 243 | 1 236 |

* Annualised
Definition: EBITDA = (Ordinary operating result** + Ordinary depreciation + Net currency hedge)
** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

**Contact persons: Jarle Roth, CEO phone +47 91 79 29 85 Knut Abrahamsen, CFO phone +47 92 40 10 38**


Miscellaneous
3 (8) 1%
Kjemi-Service
39 (36) 9%
Refrigeration
54 (64) 13%
Chemicals
133 (139) 33%
Safety
89 (94) 21%
Maintenance and Repair
97 (116) 23%

**SALES BY PRODUCT GROUP**
**UNITOR SHIPS SERVICE**
Total MNOK 415 (MNOK 457) ()= 2002 figures


Unitor FiFi Systems
5 (3) 4%
Maintenance
and Repair
10 (11) 8%
Refrigeration
12 (7) 10%
Safety
70 (52) 59%
Marine Contracting
23 (40) 19%

**SALES BY PRODUCT GROUP**
**UNITOR SHIPS EQUIPMENT**
Totalt MNOK 120 (MNOK 115*) ()= 2002 figures

* Include MNOK 2 revenue Chemicals/ Misc.

## Profit and loss statement

| *MNOK* | 2003 1 q. | 2002 1 q. | 2002 |
|---|---|---|---|
| Operating revenues | **535** | **572** | **2 228** |
| Cost of goods sold | 298 | 311 | 1 227 |
| Wages and social benefits | 112 | 119 | 444 |
| Other operating costs | 101 | 101 | 419 |
| Ordinary depreciation | 20 | 24 | 93 |
| Restructuring cost and Write downs | 20 | 0 | 53 |
| Operating result | **(16)** | **17** | **(8)** |
| Net interest income/ (costs) | (2) | (3) | (13) |
| Net other financial gain/ (loss) | 36 | (2) | 41 |
| Net financial income/ (costs) | **34** | **(5)** | **28** |
| Earnings before taxes | **18** | **12** | **20** |
| Estimated taxes | 7 | 4 | 10 |
| Net profit | **11** | **8** | **10** |

## Balance sheet

| *MNOK* | 2003 1 q. | 2002 1 q. | 2002 |
|---|---|---|---|
| Intangibles | 230 | 256 | 231 |
| Other long term assets | 405 | 472 | 401 |
| Inventories | 457 | 447 | 443 |
| Accounts receivable | 441 | 574 | 434 |
| Other short term receivables | 57 | 90 | 38 |
| Cash and bank deposits | 78 | 131 | 68 |
| Total assets | **1 668** | **1 970** | **1 615** |
| Total paid-in equity | 599 | 599 | 599 |
| Other equity | 251 | 260 | 236 |
| Total equity | **850** | **859** | **835** |
| Long term interest bearing liabilities | 423 | 798 | 437 |
| Other long term liabilities | 9 | 10 | 9 |
| Short term interest bearing liabilities | 0 | 0 | 0 |
| Other short term liabilities | 386 | 303 | 334 |
| Total liabilities | **818** | **1 111** | **780** |
| *Total equity and liabilities* | **1 668** | **1 970** | **1 615** |

## Analysis of cashflow

| *MNOK* | 2003 1 q. | 2002 1 q. | 2002 |
|---|---|---|---|
| Net change in cash from operation | 30 | 10 | 362 |
| Net change in cash from investments | (6) | (14) | (58) |
| Net change in cash from financing | (14) | (9) | (380) |
| Net change in cash | **10** | **(13)** | **(76)** |
| Cash position 01.01 | 68 | 144 | 144 |
| Cash position 31.03 | **78** | **131** | **68** |

## Equity

| | Paid-in equity | Other equity | Total Equity |
|---|---|---|---|
| Equity per 31.12.01 | 599 | 240 | 839 |
| Net profit | | 10 | 10 |
| Currency exchange differences | | (14) | (14) |
| Equity per 31.12.02 | 599 | 236 | 835 |
| Net profit | | 11 | 11 |
| Currency exchange differences | | 4 | 4 |
| Equity per 31.03.03 | 599 | 251 | 850 |

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2002.

UNITOR

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00

Unitor's customers want the right quality products delivered at the right place and time – and at a competitive price. Unitor will anticipate customer needs; develop products that meet those needs; deliver them on time anywhere in the world and back them up with full technical and commercial service and support.


UNITOR
UNITOR

Unitor has reaffirmed this commitment with a new product offer focused on greater precision and a new organisation focused on developing a steady stream of competitive and innovative products.

# RELIABLE DELIVERY – ACROSS THE WORLD

Unitor delivers products and services to over 40% of the world's merchant fleet. Products are distributed through a network comprising 62 Unitor offices and 141 agents in a total of 74 countries. Through this network, Unitor supplies products and services at 1,607 ports and nearly 150 shipyards. Focusing on streamlined and precise delivery systems, Unitor is determined to strengthen its position.

Unitor's Core Product Offer is comprised of nearly 2,000 standardised products that are most highly demanded and can be delivered within 24 hours. In addition comes products, services and spares supplied to order.

### Core Products

Core products are highly demanded, frequently ordered and stocked worldwide. This includes products such as welding gases, refrigerants and cleaning chemicals.

Each of Unitor's 1,607 delivery points is served by a Unitor branch office or agent that stocks various items from the core product range. These can in principle be supplied to all delivery points under that location within 24 hours. Core products that are not held in stock at that location can usually be supplied within seven days.


AREA EUROPE
NO. UNITOR OFFICES: 24
NO. AGENTS:
NO. OF PORTS SERVED:
AREA AMERICAS
NO. UNITOR OFFICES: 20
NO. AGENTS: 30
NO. OF PORTS SERVED: 342
AREA ASIA PACIFIC
NO. UNITOR OFFICES: 7
NO. AGENTS: 29
NO. OF PORTS SERVED: 300
EUROPE,
EAST & AFRICA
NO. UNITOR OFFICES: 11
NO. AGENTS: 8
NO. OF PORTS SERVED: 96

## Standard Products

Standard Unitor products and services are supplied 'to order' and include spares, consumables and accessories for Unitor's Maintenance & Repair and Chemical ranges as well as our FRS and Refrigeration Service offers.

## Spares Service

Sourcing and procuring spares and accessories for marine products and equipment can be time-consuming, frustrating and expensive. Unitor Spares Service, provided through Spares Centres in Singapore, Rotterdam and Houston offers our customers a fast and simple way to obtain spare parts at a competitive price. The spares product range encompasses refrigeration spares; multi-brand fire, rescue and safety products and spare parts for fire, rescue and safety and refrigeration service.

Unitor's Product Guide contains a complete description of the company's product offer, including details on Core Products by business area, cross-referenced with a Port Guide listing product availability and lead times with contact details. The Product Guide is available through Unitor Customer Service Centres in traditional and CD formats and can also be accessed at Unitor's web site, www.unitor.com.

Unitor's total product offer provides customers with a higher degree of convenience and reliability than previously. It is simple to understand, easier to communicate, more economic to administer and is more closely matched with their needs.

# FOCUS ON REVENUE AND PROFITABILITY

Significant improvements of the balance sheet were achieved in 2002. Despite a revenue reduction, Unitor is in a stronger financial position than previously. The company's key challenges are to increase revenue and improve profitability.

**A Stronger Financial Position Despite Reduced Revenue**
Strong focus on the balance sheet in 2002 resulted in significant improvements. Accounts receivable were reduced by MNOK 140, while net interest bearing debt (NIBD) was reduced by MNOK 294. NIBD has been reduced by MNOK 419 in the period Q1 2001 to Q4 2002. Unitor's financial position is stronger than it was two years ago.

A drop in revenue was however experienced during the year. The reduction was primarily due to currency fluctuations, in particular a weaker USD. Since a high proportion of Unitor's sales are in this currency, the drop had a negative effect on the company's earnings.

Earnings before interest and taxes (EBIT) was improved over the previous year but was lower than expected. A decline in revenue from the Maintenance & Repair business segment and to some extent the Refrigeration business segment were the main reasons for this.

Indirect costs are under control, and the company's current level of investment is appropriate to requirements. A suite of business measurements and controls has been implemented to ensure that operational efficiency remains high and that decisions are based on reliable business information.

At the close of 2002, 20 shareholders controlled 95.63% of Unitor's shares. One shareholder controlled 57.92% of the shares. The combination of reduced revenue and a relatively rigid ownership structure has resulted in little interest being shown in the Unitor share. Trading volume was minimal, and the share price remained low throughout the year.

**Unitor's Challenges**
Unitor's key challenges in the current period are to increase revenue and improve profitability. The Board of Directors has approved a four-point Improvement Plan that will be implemented in Q1 2003.

Firstly, the company's Business Units (BUs) – Chemicals, Safety, Refrigeration and Maintenance & Repair – will be restructured and significantly strengthened to provide them with the resources needed to achieve more thrust and innovation in the marketplace. The BUs will be issued mandates giving them full commercial and technical responsibility for their own business segments, including procurement and logistics. Their priority will be to grow revenue through increased fleet penetration. This will be achieved through improvement of existing products and services and developing new products and services that generate additional revenue.



**Jarle Roth**, President & CEO

The Business Units will be part of the Unitor Ships Service network rather than being head office functions. Their performance will be measured against criteria similar to that used to measure the four Ships Service Areas – Europe, S.E. Europe, Asia Pacific and the Americas. This will ensure unity of purpose toward shared objectives.

Secondly, head office functions will be streamlined to reduce administrative costs, improve profitability and allow a stronger focus of resources on the company's operations. An additional benefit of this is that many of the "walls" found in traditional head office organizations will be eliminated, improving internal cooperation and understanding.

Thirdly, sourcing from low-cost countries will be significantly increased in order to reduce procurement costs, improve profitability and decrease the overall level of exposure to currency fluctuations.

Finally, the logisics function within the Unitor Ships Equipment division will be moved closer to its main markets in Eastern Europe and the Far East. This will result in better operational efficiency, improved profitability, a higher level of delivery precision and increased sourcing within these low-cost regions.

### A Word of Thanks

On behalf of the management team, I wish to thank our customers for their continued confidence in our products and services. Special thanks also go to all Unitorians for their dedication and hard work during the past year. I look forward to continuing our work together in 2003 and in the years ahead.

Jarle Roth, President & CEO

# UNITOR AT A GLANCE

## UNITOR SHIPS SERVICE



| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 1.734 |
| No. Ships served | 14 777 |
| No. deliveries | 173 051 |

**SHARE OF UNITOR GROUP**
**78%**

### CHEMICALS

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 514 |
| No. Ships Served | 10,618 |
| No. Deliveries | 67,627 |



**SHARE OF SHIPS SERVICE REVENUES**
**39%**

**BUSINESS DESCRIPTION**

Chemical products for treating boiler and cooling water systems, fuel oil and waste systems, tank cleaning products and products for specific cleaning applications.

**KEY FEATURES**

- Standardised products for a wide variety of onboard applications
- Worldwide availability
- Environmental product profile
- Multi-lingual user, product and safety documentation
- Competitive pricing

### SAFETY

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 397 |
| No. Ships Served | 7,296 |
| No. Deliveries | 29,647 |



**SHARE OF SHIPS SERVICE REVENUES**
**23%**

## UNITOR SHIPS EQUIPMENT



| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 494 |

**SHARE OF UNITOR GROUP**
**22%**

### TI MARINE CONTRACTING

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 143 |



**SHARE OF SHIPS EQUIPMENT REVENUES**
**29%**

**BUSINESS DESCRIPTION**

Delivery of thermal insulation systems to protect cargo tanks on LNG and LPG gas carriers. Insulation is spun onto approx. 80% of the tank surface. The remaining 20% is covered with special panels produced at Unitor production facility in Shanghai, China.

**KEY FEATURES**

- A narrow, highly specialized market with a few serious competitors
- Most contracts are for turnkey solutions
- Market acknowledgement of TI's technical expertise
- A proven track record of delivering on-time and satisfied customers

### SAFETY *

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 279 |

* incl. Unitor FiFi



**SHARE OF SHIPS EQUIPMENT REVENUES**
**57%**

* Please refer to note 2 for specification.

**BUSINESS DESCRIPTION**
Standardised service, inspection and certification of onboard safety systems according to documented and approved safety standards.
A range of fire fighting and safety equipment, lifeboats, rafts, rescue equipment and oil response equipment.

**KEY FEATURES**
- Compliance with international rules and regulations
- Standardised and approved service around the world
- Advice and direction on marine safety issues

## REFRIGERATION

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 248 |
| No. Ships Served | 8,504 |
| No. Deliveries | 30,014 |



**SHARE OF SHIPS SERVICE REVENUES**
**14%**

**BUSINESS DESCRIPTION**
Full line of marine refrigerants, refrigeration equipment and service; standardised inspections and training as required by authorities; multi-brand spares

**KEY FEATURES**
- Interpretation of legislation and advice prior to investment decisions
- Worldwide availability of environmentally acceptable refrigerants and system components
- Advice and assistance on retrofits and conversions

## MAINTENANCE & REPAIR

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 412 |
| No. Ships Served | 11,656 |
| No. Deliveries | 79,013 |



**SHARE OF SHIPS SERVICE REVENUES**
**24%**

**BUSINESS DESCRIPTION**
Gas distribution systems and industrial gases delivered in industry standard cylinders; gas and welding equipment and consumables; welding training; diaphragm pumps; air, electric and hydraulic driven surface equipment; high pressure cleaners and sealing products.

**KEY FEATURES**
- Standardised products and equipment designed specifically for onboard maintenance at sea
- Worldwide availability

**BUSINESS DESCRIPTION**
Delivery of engineered fire fighting and detection systems and fire fighting, safety and rescue equipment for newbuildings, retrofits and conversions.

**KEY FEATURES**
- Market leader offering all major types of systems for commercial vessels
- Compliance with all relevant national and international safety legislation and flag state requirements
- Supported by Unitor Ships Service's worldwide service network

## REFRIGERATION

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 25 |



**SHARE OF SHIPS EQUIPMENT REVENUES**
**5%**

**BUSINESS DESCRIPTION**
Delivery of engineered systems for heating, ventilation and air conditioning (HVAC) and provision rooms for new buildings.

**KEY FEATURES**
- Established supplier in the HVAC and provision rooms market
- Compliance with all relevant national and international safety legislation and flag state requirements
- Supported by Unitor Ships Service's worldwide service network

## MAINTENANCE & REPAIR

| KEY FIGURES | 2002 |
|---|---|
| Sales 2002 | MNOK 46 |



**SHARE OF SHIPS EQUIPMENT REVENUES**
**9%**

**BUSINESS DESCRIPTION**
Welding gas distribution systems, nitrogen cylinder systems, nitrogen generator systems and surface cleaning installations for newbuildings, retrofits and conversions

**KEY FEATURES**
- Unitor gas distribution systems set the standard in the marine industry
- 25 years of experience in $N_2$ generator systems for cargo protection
- Compliance with all relevant national and international safety legislation and flag state requirements
- Supported by Unitor Ships Service's worldwide service network

# MORE THRUST AND INNOVATION

The Business Units will have the resources to achieve more thrust and innovation in the marketplace. Revenue growth and increased fleet penetration will be realised through improvement of existing products and services and development of new products and services that generate additional revenue.

Unitor's 5,000 active customers include ship owners, operators and management companies operating more than 15,000 vessels, together with nearly 150 shipyards. This large customer base gives Unitor competitive advantages such as purchasing power and the critical mass needed to be able to respond to market needs and business opportunities.

In 2002 Unitor implemented the first phase of a program aimed at better responding to the needs of the market. The new Core Product offer is built upon market requirements for predictability and reliability in marine product supply and comprises nearly 2,000 standardised Unitor products that are highly demanded and can be delivered within 24 hours. In addition comes products, services and spares supplied to order.

The second phase, implemented in 1Q 2003 is aimed at achieving more thrust and innovation in the market place through strengthening the Business Units.

### The Business Unit Organisation

Unitor offers a broad range of products, services and systems. These are developed and their life cycles managed by a Business Unit organisation comprised of four Units: Chemicals, Safety, Refrigeration and Maintenance & Repair. Each Business Unit has full commercial and technical responsibility for the entire product life cycle, from need identification to retirement of the product. This includes service level, procurement and logistics. To ensure focus on market needs and faster response to opportunities, the BUs work closely with the sales organisation and are measured on similar performance criteria.

### Ensuring Value-added for the Customer

Every Unitor product, from a gasket for a high pressure cleaner to a complete thermal insulation system for an LNG carrier includes features that provide the customer with more value for his vessel operations. These value-added features include product and service standardisation; product approvals; worldwide availability; pre-agreed lead times;



commercial and technical service and support and customer training. Since value added can diminish over time, Unitor maintains a steady focus on innovation and technological developments in order to retain a high level of added value.

Quality assurance, safety and concern for the environment are integral parts of Unitor's business processes and contribute additional value for the customer. Experience shows, for example, that chemical production based on sound environmental practices leads to lower production costs as well as increased customer satisfaction.

Skilled and dedicated employees provide value added by making sure that Unitor delivers what it promises. Unitor strives to ensure that its staff of men and women understand the company's aims and are capable of handling changing environments. This increases customer value as well as operational performance and effectiveness.

## Business Unit Profiles

### BU Chemicals

Revenue in 2002 (2001): MNOK 514 (565) *

* Excludes industrial revenue from Kjemi-Service AS, MNOK 128 (116)

Unitor entered this market in the early 80's, a time when the market was fragmented with many regional players and only a few international actors. Unitors' objective was to take a major share of this market by offering a standardised range at competitive prices, available around the world through the most comprehensive distribution network.

The marine chemicals market is driven by customer needs for products that are easy, non-hazardous and effective in use. Because these products are often used to maintain high value equipment onboard, consistency of supply and predictible quality are also key drivers. Products must be as environmentally safe as possible. In addition, they must comply with applicable safety standards and include full safety documentation. Technical support and advice are of high importance.

Unitor chemical products are used to treat and maintain boiler and cooling water systems, fuel oil and waste systems. An extensive range is also offered for specific onboard cleaning applications and tank cleaning. Production takes place at Unitor's wholly owned subsidiary, Kjemi-Service AS. Kjemi-Service also performs product development and contracted filling services for major petroleum companies in Scandinavia. This business ensures maximum utilisation of their production facilities and has strong synergies with the marine activity.

Unitor chemical products are price competitive due to the unique infrastructure of Kjemi-Service. No other marine supplier can receive raw materials directly from tankers to their own tank farm. Success has been sustained with value added features such as an electronic service reporting system, access to product and application experts, comprehensive product and safety documentation, first class logistics and a strong environmental profile.

The majority of Unitor's chemical products are classified as non-harmful to the environment, and the proportion increases each year.


UNITOR

The company has also achieved ISO 14001 certification, ensuring that concern for the environment is integrated into daily operations at all levels.

Further growth in revenue and market share will be based upon the product range's competitive edge combined with measures to strengthen its technical image and profile.

**BU Safety**
Revenue in 2002 (2001): MNOK 397 (392)

The main driver of the marine safety segment is the customer's need to comply with national and international rules and regulations. By complying with these regulations, the customer is assured that his investments in vessels, cargo and crew are protected.

Unitor's value proposition in the Safety business area is that its products and services will help to minimize the risk of non-compliance and possible exposure to damage, loss of life and disturbance of vessel operations.

Unitor delivers this by providing standardised and approved products and services on a global basis. Unitor also offers convenience. When rules and regulations are introduced or modified, Unitor is there to provide the necessary advice and direction through their service offer. This results in better economy for the customer.

A major part of Unitor's Safety revenue derives from service and inspection work performed on vessels. This, together with a wide range of standard approved products, is the basis of the Unitor Fire, Rescue & Safety Service (FRS) concept. Unitor FRS Service is carried out by a corps of trained FRS technicians and subcontractors working out of a network of 73 authorised Service Stations. Inspections and certifications are carried out according to documented safety standards that are recognised by authorities and classification societies. FRS Service covers both the standard product range delivered by Unitor and also a wide range of multi-brand installations and equipment.

While the entry ticket into this market segment is relatively low, the Unitor brand is strongly established with a large customer base and a mature product portfolio. Unitor's objective is to continue to grow this business to become the leading safety company in the marine business by offering a competitive total concept from a single source supplier.

The company's strong position as a leading FRS service provider gives credible advantage upon which to build sales of new and existing safety products and services.

**BU Refrigeration**
Revenue in 2002 (2001): MNOK 248 (302)

The changes in the marine refrigeration business are predominantly driven by worldwide attention to the question of protecting the environment. The identification of certain refrigerants and carbon dioxide as major components in the depletion of the Ozone layer has resulted in restrictions on the use of these gases. As a consequence, the marine market is compelled by international regulations to find alternative ways to operate their onboard refrigeration systems.


UNITOR
UNITOR

Unitor's value proposition in this business area is its capability to maintain a continual awareness of changes in environmental regulation framework and to be able to interpret those changes and advise the customer prior to their investment decision. Having given the advice, Unitor can follow through with a global supply of environmentally acceptable alternative refrigerant gases and refrigeration system components. In addition, Unitor's technical staff can provide detailed advice and assistance on retrofits and conversions, saving money for the owner in the short and long term.

The product range includes a full line of marine refrigerants, including the latest environmentally acceptable blends that are available around the world. This accounts for two-thirds of the revenue from this business. In addition comes refrigeration equipment and spares; provision systems and refrigeration services, including standardised inspections and training as required by the US Environmental Protection Agency and other authorities. To provide the required level of service, Unitor has built up an international network of 15 supply and service stations in locations where the demand for service and refrigeration products is high.

As a result of regulations for the phase-out of HCFC refrigerants in new systems, revenue from sales of R-22 has been declining. Sales of new environmentally acceptable refrigerant blends are increasing, but not enough to compensate for falling R-22 sales. Other components of the refrigeration product offer will therefore be strengthened. In 2002 Unitor established Spares Centres in Rotterdam, Houston and Singapore. These will provide customers with professional advice and fast sourcing of multi-brand refrigeration and safety spares around the world.

All types of refrigeration systems require periodic inspection and service. Unitor has the necessary competence, approved personnel and infrastructure to serve this market.

Many customers are interested in reducing their number of suppliers. Unitor has an advantage with such customers because of its breadth of offer; most customers purchase products from Unitor that span several or all of its business areas.

**BU Maintenance & Repair**
Revenue in 2002 (2001): MNOK 412 (534)

The main driver of this business area is the customer's willingness and need to invest in the maintenance of his fleet. The level of willingness is largely influenced by the market conditions; strategic investment factors and the actual availability of crew to carry out maintainance tasks.

Unitor's value proposition is to offer a range of products and equipment designed specifically for onboard maintenance at sea. These standardised products and services are available worldwide, making sourcing easier and cost efficient for the customer.

Unitor's product offer in this business area encompasses a full range of products for use in the tough marine environment, with built-in safety features and when necessary, modifications from industrial standards. As a total supplier of gas and arc welding solutions, all the processes needed onboard are covered.



| SALES DEVELOPMENT BY PRODUCT GROUP | 2002 | 2001 |
|---|---|---|
| Chemicals | 514 | 565 |
| Safety | 397 | 392 |
| Refrigeration | 248 | 302 |
| Maintenance and repair | 412 | 534 |
| Miscellaneous | 35 | 33 |
| Kjemi-Service | 128 | 116 |
| Total operating revenues | 1,734 | 1,942 |


Miscellaneous 2%
Kjemi-Service 7%
Refrigeration 14%
Chemicals 30%
Safety 23%
Maintenance and repair 24%

**SALES BY PRODUCT GROUP**
Unitor Ships Service (MNOK 1,734)

Unitor's gas distribution system is the market leader. A range of industrial gases delivered in industry-standard cylinders is available from all Unitor ports. In addition, Unitor supplies a range of specialty gases. Compact electric welding equipment and consumables are offered with special protection against moisture. As an added value, product training is offered in the Philippines, China, Latvia and Norway.

Unitor also supplies pumps; hydraulic equipment; packing, jointings and gaskets; polymer repair systems; surface application equipment; air tools, high pressure cleaners and workshop equipment. Introduction of new products to complete these concepts with cost effective solutions, is a priority task for the coming period.

While the ship building market has developed positively, the number of product deliveries to sailing vessels has declined. This is partially due to more selective maintenance and repair activity on board. Competition has intensified in this market, particularly from local suppliers. Increasing the customers' awareness of Unitor's value added is therefore a priority in the coming period, including focus on the right quality products and service that can contribute to the customer's value chain and make his operation more cost effective.

## Organisation and Infrastructure

Unitor's international network is based on a "think global, act local" philosophy. Global strength is derived from size and standardised business processes and operations, while serving the customers and monitoring trends in the market takes place in the individual lands and cultures.

Linking the Network together is a state-of-the-art, 24/7 information system that gives up-to-date status of customer orders, product availability, inventory, financial information and a range of management information tools such as profitability measurement by product, site and customer. The system also supports a complete e-commerce solution delivered by Marine Transaction Services AS (MTS).

## Unitor Ships Service (USS)

Revenue in 2002 (2001): 1,734 (1,942)

At the close of 2002 there were 30,160 vessels over 1,000 g.t. in international trade. This describes USS's potential market. Commercial contact is through commercial and technical owner representatives, while product delivery takes place while the vessels are in port at one of Unitor's 1,607 delivery points. The division operates 62 offices and 141 agents in 74 countries and is supported by a worldwide, 24/7 customer service organisation.

**USS Highlights 2002**

The USS sales organisation was restructured, adding two components. Firstly, technical sales managers were deployed within each of the four Ships Service Areas – Europe, SE Europe, Asia Pacific and the Americas. Their objective is to increase vessel penetration by targetting technical management within the customer organisation. Secondly, a management structure for the port sales organisation was established for the purpose of increasing sales of Unitor products and improving the service level provided to vessels while in port.



| SALES DEVELOPMENT BY PRODUCT GROUP | 2002 | 2001 |
|---|---|---|
| Safety | 246 | 226 |
| Refrigeration | 25 | 42 |
| Maintenance and repair | 45 | 56 |
| TI Marine Contracting | 143 | 131 |
| Chemicals | 1 | 2 |
| Miscellaneous | 0 | 1 |
| Svenska Skum * | 0 | 38 |
| Unitor FiFi Systems | 33 | 15 |
| Total operating revenues | 494 | 511 |

* Divested as per 31.05.2001


Unitor FiFi Systems 7%
Refrigeration 5%
Miscellaneous 0%
Maintenance and Repair 9%
TI Marine Contracting 29%
Safety 50%

**SALES BY PRODUCT GROUP**
Unitor Ships Equipment (MNOK 494)

In 2002 Unitor awarded the logistics company DHL Danzas, a worldwide freight contract worth an estimated MNOK 75. The contract will optimise Unitor's supply chain and result in significant freight cost savings.

During 2002 Unitor was successful in securing contracts with many important customers and purchase organisations. Of the larger contracts Unitor signed was a three-year sole supplier contract with MARCAS, a Bermuda-based purchasing group. The contract covers supply of chemicals, gases and welding equipment. In December, Unitor was awarded a two-year supply agreement by the leading Norwegian marine purchasing association INCENTRA a/l. The agreement covers supply of Unitor's total product range.

## Unitor Ships Equipment (USE)

Total Revenue 2002 (2001): MNOK 494 (511)

This business is based upon projects that are negotiated with shipyards and in some cases directly with owners. The division's customer base is comprised of 150 shipyards around the world. Most shipbuilding activity is currently concentrated in the Far East and Europe.

TI Marine Contracting AS is a wholly owned subsidiary that specialises in delivering and installing thermal insulation systems on LPG and LNG gas carriers. The majority of activity takes place in the Far East.

### USE Highlights 2002

In April TI Marine Contracting AS was awarded a MNOK 170 contract to deliver and install thermal insulation systems on four LNG carriers to be built at Hyundai Heavy Industries, Korea. This is the largest single order to date ever awarded to Unitor.

In July, a Project Engineering Centre was opened in Szczecin, Poland. The Centre's mission is to provide professional project engineering services to the USE organisation in Europe at a lower cost than previously. Project engineering services include pre-engineering, material specifications, cost calculations, technical consultation, project design, engineering, project documentation, class approvals, manuals, customer contact, claims support and project database administration.

# REPORT OF THE BOARD OF DIRECTORS


6
4
2
0
-2
-4
98
99
00
01
02
**EARNINGS PER SHARE**
(NOK)


1000
800
600
400
200
0
98
99
00
01
02
**NET INTEREST BEARING DEBT**
(MNOK)


400
300
200
100
0
-100
98
99
00
01
02
**CASH FLOW FROM OPERATIONS**
(MNOK)

Unitor's vision is to be the leading provider of systems, products and services to the international marine, cruise and offshore markets. Unitor will achieve this by increased focus on the main Business Units, which are Chemicals, Safety, Refrigeration, and Maintenance and Repair, delivered through Unitor Ships Service and Unitor Ships Equipment.

### Unitor's Value Proposition

- Be a dynamic worldwide organization that based on knowledge gained from our customers develops to meet their current and future needs
- Provide systems, products and services which meet the needs throughout the lifetime of the vessels
- Actively deploy and utilize resources worldwide in order to continuously improve it's competitive position and create a cost efficient infrastructure
- Attract, develop and retain competent and dedicated people
- Promote safety at sea and respect for the environment

Unitor's main challenges are to grow revenue and improve profitability by focusing on sales and the Business Unit organization, reducing administration costs and increased sourcing from low-cost countries.

### The Business

For Unitor Ships Service the year 2002 was influenced by the continued effort directed towards the strengthening of our core business and our position as the leading global supplier in the four main business areas. Several business improvement initiatives have been completed, leading to improved performance.

Unitor has implemented a Core Product Offer (CPO), which comprises nearly 2,000 standardized products, where we commit to availability within defined deadlines. In addition Unitor has established three Spares Centers covering all time zones to provide a faster and simpler way to obtain spare parts at competitive prices. The objective is to meet customer requirements and increase customer satisfaction whilst improving Unitor's performance.

A worldwide freight agreement has been entered into with DHL Danzas. The agreement is part of our strategy to optimize the supply chain, increase delivery precision and decrease total freight costs. Prior to the agreement Unitor co-operated with 93 logistic companies worldwide.

Unitor Ships Equipment, the division selling standardized marine systems, equipment and products for new buildings, conversions and retrofit, continued to progress in 2002 and had at year-end a larger order reserve than at year-end 2001.

Unitor's strategy is to strengthen its presence in Eastern Europe and Far East. Project Engineering Centers in Poland and China were esta-blished in 2002 as a part of this strategy. Unitor Ships Equipment logistics operations will in 2003 be moved to the same locations. TI Marine Contracting's production unit for insulation panels has been successfully moved from Korea to Shanghai, China, during 2002.



**Jens Ulltveit-Moe**, Chairman

The subsidiary TI Marine Contracting AS, which supplies and installs thermal insulation systems, has secured several substantial insulation contracts. At year-end 2002 this resulted in an all time high order reserve. The deliveries for these contracts stretch well into 2005.

The subsidiary Unitor FiFi Systems AS, which supplies high capacity engineered fire fighting systems, has strengthened its position in the market by securing their largest order ever.

PortLink, Unitor's new IT system, has been successfully integrated at all 213 sites. The total investment in the system has been MNOK 171. Based on information from the PortLink system the Group has in addition to operational improvements, been able to conduct detailed product, customer and site profitability studies.

The Marine Alliance, established as a 50/50 Joint Venture with BP Marine, has finalized its first fully operative year at all six Customer Service Centers. They offer Sales, Customer and Technical Support and Credit Control. The focus is now to streamline the services to the principals.

Marine Transaction Services AS (previously e4Marine AS) was repositioned in 2002 with the introduction of Marine Transaction Services (MTS). This is a joint initiative with Alfa Laval, BP Marine and Cap Gemini Ernst & Young and provides an infrastructure for marine e-commerce to deliver operational cost savings to both ship operators and marine suppliers. At year-end Unitor traded electronically with 421 vessels and as a supplier we believe that the MTS initiative will reduce our transaction costs.

## Operating revenues and operating result

The total turnover of the Unitor Group in 2002 was MNOK 2,228 (2,453) which was a decrease of 9,2% from the previous year. The turnover of Unitor Ships Service (products and service) was MNOK 1,734 (1,942), while the turnover of Unitor Ships Equipment (systems, contracting and production) was MNOK 494 (511). The majority of the reduction in turnover reflects currency developments where the Norwegian Kroner has strengthened substantially during 2002 relative to Unitor's main revenue currencies, Euro and US Dollars.

Other operating costs, including salaries, totaled MNOK 863 (928). The operating result was MNOK - 8 (86). The main reason for a lower operating result in 2002 was the weak USD, write-down of MNOK 31 in goodwill related to the 1993 acquisition of Dobson and write-down of the facilities in Germany and UK by MNOK 16.

Net interest costs in 2002 were MNOK 13 (33).

Hedging the cash flow in 2002 resulted in a gain of MNOK 64.7 (-2) in USD and a loss of MNOK 0.7 (0) in EUR. As of year-end 2002 MUSD 40 for 2003 is hedged at an average of NOK 8.72.

Unitor's net profit for 2002 is MNOK 10 (22), which corresponds to an EPS (earnings per share) of NOK 0.53.

In accordance with the Accounting Act's § 3-3, the Board hereby confirms that the Financial Statements have been prepared under the assumption of going concern.

### Capital

The Unitor Group had a positive cash flow from operations of MNOK 362 (163). The improvement is mainly due to reduced capital tied up in inventory and receivables, strong NOK and positive cash flow from hedging. Net investments were MNOK 58 (59).

Total assets of the Unitor Group have been reduced from MNOK 2,027 at year-end 2001 to MNOK 1,615 in 2002. At year-end 2002, net interest bearing debt was MNOK 369 (663) and total equity was MNOK 835 (839), an equity ratio of 51.7% (41.4%).

The board has at year-end 2002 conducted a review of the value of the group's assets. This review has resulted in the write-down of goodwill and fixed assets totaling MNOK 47. The board is of the opinion that no further write-downs are required. The basis for this review is the introduction of new accounting standards as well as the fact that the group's market value for a significant part of 2002, has been below the group's book equity.

The Board recommends that no dividends be paid to shareholders for 2002.

### Management and shareholder information

Umoe Industri AS controlled at year-end 2002 a total of 57.92% of the shares. At year-end 2002 the 20 largest shareholders controlled 95.63% of the shares. As of March 20 2003 Umoe Industri AS increased its shareholding to 68.69%.

### Staff and working environment

The number of employees at 31.12.02 was 1,251(1,253).

Unitor's business comprises transportation, storage and delivery of industrial welding gases, $CO_2$ for fire extinguishing systems, chemicals and refrigerants. Consequently, it is essential to focus on safety and environmental issues. Unitor's aim is to operate according to all national and international legal requirements related to these issues at all times.

Absence due to illness totaled 2.4 % in 2002. The Board considers the absence level, and the working environment in general, to be acceptable. In Norway the absence due to illness totaled 5.9%. This is higher than the average in the group, and Unitor will together with the company's committee for the working environment continuously focus on the absence ratio and work towards a further reduction. In 2002 there were 33 work-related accidents reported. 13 of these accidents involved personal injury and 20 involved material damage.

Marine safety and environmental issues have for a long time been a prioritized area internationally and the focus on this will strengthen in the future. Unitor's core value is that we shall respect and stay ahead of the requirements placed on our operations, and that we shall actively seek to correct any shortcomings resulting from changes in laws and regulations. In addition Unitor will actively develop products and service where quality, safety and environmental considerations are in focus. This has for a long time been the core value of Unitor's product offer, where we early focused on customer safety and environment, through the introduction of e.g.:

- Secure handling of welding gases through a global exchange system of standardized gas cylinders combined with central gas distribution systems
- Water-based marine chemicals replacing oil-based products
- A return system for ozone depleting refrigerants where we take the responsibility for safe destruction as instructed by international laws
- Class approved safety and refrigeration services

To the knowledge of the Board, none of Unitor's operations have caused material pollution to the external environment.

Remuneration to and shares owned by the Board, the President and the Auditors are specified in note 4 and note 24.

### Future Challenges

Unitor's challenges are to reverse the decline in revenue and improve margin. The Board of Directors has approved the following plan to be implemented in Q1 2003:

- Strengthen the Business Unit organization by giving them full commercial and technical responsibility for their respective product areas, including procurement and logistics.
- Move Unitor Ships Equipment logistics operations closer to its main markets in E. Europe and the Far East in order to improve operational efficiency and source more from low cost countries

- Streamline Head Office functions to reduce administrative costs
- Increase focus on sourcing to reduce cost and currency exposure

Estimated restructuring expenses to be booked in Q1 2003 are MNOK 18. Full yearly savings (2004) are expected to be MNOK 35.

### The Market

The market has in the second half of 2002 and the beginning of 2003 shown improvements in most shipping segments and the world economy has more or less grown in line with expectations. In 2003 the world economy is expected to grow with 3.5% compared to 2.6% in 2002. In isolation this is a positive development for shipping. On the other hand the unsure situation in Iraq and the Middle East is another dominating factor and the results of the ongoing activities in this region will influence the shipping market. Thus in Unitor Ships Service we plan for the market in 2003 to be similar to 2002.

The number of shipbuilding orders in 2002 ended higher than expected and the market is expected to continue to be healthy for 2003. Low interest rates, competitive prices and an increased focus on quality tonnage all contribute to the above. An increasing share of shipbuilding orders is being placed in low cost countries. This trend is expected to continue in the years to come. The changes made to the location of the Unitor Ships Equipment offices takes these changes into consideration and the group is well represented in the areas were the growth is expected to be the highest.

The Board wishes to thank all Unitor employees for their dedication and loyalty throughout 2002. The marine market is changing continously, making it necessary to closely monitor developments to ensure that Unitor's resources are utilised to the best possible effect. This could make staff reductions or job changes necessary. Under these circumstances, some employees may feel insecure about their jobs or tasks. This is unfortunate, but adapting to the changing market is a prerequisite for competing in the international marketplace. The Group's ability to deal with these challenges is a decisive factor for the future.

The Board proposes that the net loss of MNOK 0.5 in the parent company Unitor ASA is allocated from other equity.

The free equity in Unitor ASA amounts to MNOK 136 as of 31.12.2002.

Oslo, March 20, 2003



Jens Ulltveit-Moe
Chairman of the Board of Directors



Bjørn Trondsen



Gøran Persson



Carsten Hansteen



Morits Skaugen jr.



Knut Øversjøen



Andrew C. Sheriff



Turi Strømberg



Svenn Jacobsen

# Profit and Loss Statement 01.01–31.12

| Unitor Group | | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | Note | **2002** | 2001 | 2000 |
| 2,419 | 2,453 | **2,228** | OPERATING REVENUES | 2 | **1,105** | 1,295 | 1,401 |
| 1,266 | 1,348 | **1,227** | Cost of goods sold | | **804** | 923 | 868 |
| 486 | 465 | **444** | Wages and social benefits | 4 | **119** | 103 | 110 |
| 103 | 91 | **93** | Ordinary depreciation | 9, 10 | **42** | 35 | 44 |
| 452 | 463 | **419** | Other operating costs | 5 | **218** | 213 | 338 |
| 0 | 0 | **53** | Accruals and writedowns from restructuring and discontinued activity | 16 | **0** | 0 | 0 |
| 2,307 | 2,367 | **2,236** | TOTAL OPERATING COSTS | | **1,183** | 1,274 | 1,360 |
| 112 | 86 | **-8** | OPERATING RESULT | | **-78** | 21 | 41 |
| 6 | 4 | **5** | Interest income | | **34** | 28 | 65 |
| 53 | 37 | **18** | Interest cost | | **35** | 36 | 51 |
| 59 | 8 | **-41** | Other financial cost/(income) | 6 | **-74** | -33 | 72 |
| 106 | 41 | **-28** | NET FINANCIAL COSTS | | **-73** | -25 | 58 |
| 6 | 45 | **20** | EARNINGS BEFORE TAX | | **-5** | 46 | -17 |
| 0 | 23 | **10** | Taxes | 7 | **-5** | 20 | -21 |
| 6 | 22 | **10** | NET PROFIT | | **0** | 26 | 4 |
| 0.31 | 1.13 | **0.53** | EARNINGS PER SHARE | 8 | | | |

Oslo, March 20, 2003



Jens Ulltveit-Moe
Chairman of the Board of Directors



Bjørn Trondsen



Gøran Persson



Carsten Hansteen



Morits Skaugen jr.



Knut Øversjøen



Andrew C. Sheriff



Turi Strømberg



Svenn Jacobsen

# Balance Sheet per 31.12

| Unitor Group | | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | Note | **2002** | 2001 | 2000 |
| | | | **ASSETS** | | | | |
| 61 | 64 | **81** | Deferred tax assets | 7 | **19** | 6 | 23 |
| 83 | 63 | **22** | Goodwill | 9, 10 | **5** | 5 | 9 |
| 99 | 129 | **128** | Other intangible fixed assets | 10 | **128** | 128 | 97 |
| 243 | 256 | **231** | Total intangible fixed assets | | **152** | 139 | 129 |
| 534 | 434 | **355** | Tangible fixed assets | 10 | **52** | 46 | 106 |
| 0 | 0 | **0** | Investments in subsidiaries | 23 | **369** | 424 | 435 |
| 0 | 0 | **0** | Loans to group companies | 25 | **362** | 416 | 567 |
| 52 | 48 | **42** | Other long term financial assets | 25 | **26** | 34 | 28 |
| 0 | 0 | **4** | Pension fund assets | 15 | **1** | 0 | 0 |
| 52 | 48 | **46** | Total financial fixed assets | | **758** | 874 | 1,030 |
| 829 | 738 | **632** | TOTAL FIXED ASSETS | | **962** | 1,059 | 1,265 |
| 464 | 463 | **443** | Inventories | 11 | **238** | 196 | 198 |
| 653 | 574 | **434** | Accounts receivable | 12 | **348** | 483 | 577 |
| 97 | 108 | **38** | Other receivables | 26 | **685** | 248 | 34 |
| 750 | 682 | **472** | Total receivables | | **1,033** | 731 | 611 |
| 89 | 144 | **68** | Cash and bank deposits | 13 | **21** | 80 | 37 |
| 1,303 | 1,289 | **983** | TOTAL CURRENT ASSETS | | **1,292** | 1,007 | 846 |
| 2,132 | 2,027 | **1,615** | TOTAL ASSETS | | **2,254** | 2,066 | 2,111 |
| | | | **EQUITY AND LIABILITIES** | | | | |
| 244 | 244 | **244** | Share capital | | **244** | 244 | 244 |
| 355 | 355 | **355** | Share premium reserve | | **355** | 355 | 355 |
| 599 | 599 | **599** | Total paid-in equity | | **599** | 599 | 599 |
| 241 | 240 | **236** | Other equity | | **160** | 160 | 180 |
| 840 | 839 | **835** | TOTAL EQUITY | 14 | **759** | 759 | 779 |
| 18 | 10 | **0** | Net pension liabilities | 15 | **0** | 4 | 16 |
| 17 | 7 | **3** | Provision for restructuring | 16 | **0** | 0 | 11 |
| 35 | 17 | **3** | Total provision | | **0** | 4 | 27 |
| 823 | 807 | **437** | Liabilities to financial institutions | 17 | **437** | 807 | 823 |
| 0 | 0 | **5** | Deferred tax liabilities | 7 | **0** | 0 | 0 |
| 6 | 0 | **1** | Other long term liabilities | 25 | **16** | 15 | 14 |
| 829 | 807 | **443** | Total long term liabilities | | **453** | 822 | 837 |
| 209 | 204 | **175** | Accounts payable | | **88** | 123 | 131 |
| 24 | 27 | **23** | Taxes Payable | 7 | **5** | 0 | 0 |
| 7 | 32 | **19** | Public duties payable | | **11** | 12 | 11 |
| 0 | 0 | **3** | Bank Overdraft | 13 | **59** | | |
| 22 | 0 | **0** | Short term interest bearing debt | | **0** | 0 | 31 |
| 166 | 101 | **114** | Other short term liabilities | 18, 25 | **879** | 346 | 295 |
| 428 | 364 | **334** | Total short term liabilities | | **1,042** | 481 | 468 |
| 1,292 | 1,188 | **780** | TOTAL LIABILITIES | | **1,495** | 1,307 | 1,332 |
| 2,132 | 2,027 | **1,615** | TOTAL EQUITY AND LIABILITIES | | **2,254** | 2,066 | 2,111 |
| | | | Guarantees | 27 | | | |
| | | | Pledges | 19 | | | |

# Statement of Cash Flow 01.01–31.12

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 6 | 45 | **20** | Earnings before tax | **-5** | 46 | -17 |
| 103 | 91 | **142** | Ordinary depreciation and write downs | **107** | 35 | 44 |
| -36 | -24 | **-27** | Taxes paid | **-2** | -1 | 6 |
| 73 | 112 | **135** | Funds from operations | **100** | 80 | 33 |
| -63 | 79 | **140** | Net change in accounts receivable | **135** | 94 | -39 |
| -37 | 42 | **20** | Net change in inventories | **-42** | 43 | -33 |
| -6 | -70 | **67** | Net change in other working capital items | **112** | -265 | 101 |
| -33 | 163 | **362** | NET CHANGE IN CASH FROM OPERATIONS | **305** | -48 | 62 |
| -110 | -165 | **-66** | Investments in fixed assets and intangibles | **-48** | -83 | -82 |
| 12 | 106 | **8** | Disposal of fixed assets/ shares | **1** | 75 | 2 |
| -98 | -59 | **-58** | NET CHANGE IN CASH FROM INVESTMENTS | **-47** | -8 | -80 |
| -23 | 4 | **-1** | Net change in financial investments | **53** | 146 | -121 |
| 127 | 0 | **0** | New long term liabilities | **0** | 0 | 127 |
| -25 | -31 | **-379** | Downpayment of long term liabilities | **-370** | -16 | -27 |
| 22 | -22 | **0** | Net change in short term interest bearing debt | **0** | -31 | 31 |
| 0 | 0 | **0** | Group contribution | **0** | 0 | 10 |
| 101 | -49 | **-380** | NET CHANGE IN CASH FROM FINANCING | **-317** | 99 | 20 |
| -30 | 55 | **-76** | NET CHANGE IN CASH POSITION | **-59** | 43 | 2 |
| 119 | 89 | **144** | Cash deposits 01.01 | **80** | 37 | 35 |
| 89 | 144 | **68** | CASH DEPOSITS 31.12 | **21** | 80 | 37 |

Also refer to note 20.

### General
The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles. Valuation and classification principles below apply both to Unitor ASA and the Group accounts.

### Consolidation
The group accounts show the total profit / loss and financial position of Unitor ASA and its controlling interests as a whole. The consolidated accounts include companies where Unitor ASA has a direct or indirect ownership of more than 50% of the voting shares, or otherwise has direct control. Subsidiaries are consolidated 100% line by line in the group accounts. Companies acquired during the year are consolidated from the time of the acquisition. Companies sold during the period are deconsolidated at the time of the sale. Accumulated equity in subsidiaries after acquisition is classified as group reserve. Reference is made to note 23 for an overview of consolidated subsidiaries.

Companies where Unitor has direct or indirect ownership of more than 50%, but where control is temporary due to an intention to sell some or all the shares, and joint ventures are accounted for using the equity method. The equity method is also used in Unitor ASA.

Intercompany receivables and liabilities and all material transactions between Group companies, as well as internal profit in inventories, have been eliminated.

Unitor ASA's shares in subsidiaries are eliminated against the equity at the time of acquisition of the subsidiary (the purchase method). Identifiable assets and liabilities are measured at their fair value at date of acquisition. Excess cost is recognised as goodwill. In accordance with regulations in the Accounting Act, amortisation is performed on a straight line basis over the estimated economic life of the goodwill.

The assets and liabilities of foreign subsidiaries are translated using period-end exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as part of other equity.

Currency exchange differences on loans/forward contracts that secure net equity investments in foreign subsidiaries are charged to other equity in the group accounts (Included in the profit and loss statement in Unitor ASA).

Gain or loss from sales of shares in subsidiaries are calculated as the difference between the sales price and the equity in the subsidiary at the time of divestment, reduced with the book value of any excess values included in the consolidation and any net deferred taxes.

The consolidated financial statements have been prepared using uniform accounting policies for all group companies.

### Valuation and Classification Principles
In accordance with Norwegian GAAP the financial statements are based on the transaction, matching and historic cost principle. Furthermore a concept of prudence and clean surplus accounting has been adopted. Best estimate is used when there is uncertainty related to an accounting estimate. The statements have been prepared using a going concern assumption.

### Classification
All assets and liabilities related to the operating cycle are classified as current/short-term. For receivables and liabilities outside the operating cycle, the current/non-current distinction is determined based on a one year maturity-rule as from the acquisition date.

### Operating Revenues
Sales of goods and services are reported as operating revenues at time of delivery. Long term contracts are taken to income based on the Percentage-of-Completion method. In compliance with the earned income principle, a relative share of the total contract amount and expenses, equal to the work that has been done at the time of closing the accounts, is included in the profit and loss statement. For projects that at the time of evaluation are expected to produce a loss, provision is made immediately for the total loss expected (The prudence principle).

### Cost of Goods Sold
Cost of goods sold are recognised according to the corresponding revenue according to the matching principle. Cost of goods sold also includes, in addition to cost of goods for resale, man-hour costs for service and direct and indirect operating costs related to Ships Equipment activities.

### Taxes
The Group's tax expenses and tax liabilities are presented in the accounts by using the asset and liability method for calculating deferred tax. The profit and loss statement includes the change in deferred taxes in addition to tax payable on the profit for the year. The deferred tax liability/tax asset is related to taxable and deductible temporary differences, which is the difference between book value, and the assets tax base. Taxable and deductible differences, which are, or may be, reversed in the same period, are offset. Any remaining deductible difference is used as a basis for recognising a deferred tax asset if future taxable income is likely to occur. Deferred tax liability and assets are presented net within the same tax regime.

### Fixed Assets
All tangible assets with a useful economic life in excess of 3 years are recognised at the original cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated economic life of the assets.

Maintenance of tangible assets is recorded as an operating cost, whereas improvements are capitalised and depreciated along with corresponding asset.

Gains or losses on the sale of fixed assets are recorded as operating revenues and other operating costs respectively

### Goodwill
Goodwill is the difference between the amount paid for an acquired company and the identifiable fair value of the assets and liabilities of the acquired company. Goodwill is amortised over its expected useful life. Goodwill is amortised over 10 – 20 years but never more than 20 years.

### Other Intangible Assets
Expenses related to the acquisition and development of Unitor's Enterprise Resource Planning (ERP) system is classified as intangible assets if the criterias for capitalising are fulfilled.

### Receivables and Liabilities in Foreign Currencies
Unitor ASA's receivables and liabilities are converted into NOK at end-of-period exchange rates. Realised and unrealised gains and losses are recorded as income or costs on an ongoing basis. See also "Financial instruments and the hedging strategy" below.

### Inventories
Inventories are carried at original cost, based on the FIFO principle, or the market value whichever is the lowest. The original cost of purchased goods is the purchase price. The original cost of work in progress and own manufactured goods is the direct cost of production plus a share of the indirect cost of production. Inventories are reduced for estimated obsolescence.

### Accounts Receivable
Accounts receivable include invoiced accounts receivable less provision for potential bad debt. Accounts receivable also include accrued operating revenues from applying the Percentage-of-Completion method less prepayments related to the project recorded as income.

### Cash and Deposits
Cash and deposits include cash and bank deposits. Restricted cash is included as cash and cash deposits.

### Pension Commitments
The Group's Norwegian companies have pension schemes, which entitle the employees to agreed future pension benefits (benefit plans). The benefits are based on years of service and salary level at retirement age. Pension commitments linked to such schemes less the market value of the assets involved are included in the balance sheet. The computed pension cost and the net pension commitment are based on assumptions of discount rate, future growth in the salary, pension regulation/inflation, and expected return on the pension plan assets.

The Group's non-Norwegian subsidiaries mainly have pension schemes where the company's commitment is to contribute to the individual employee's pension scheme (contribution plans).

The early retirement pension reserve is based on the net present value of the agreed pension, including expected regulation up to retirement age. Costs related to compensation for an insufficient number of years of service thus leading to a reduced pension from the National Insurance Scheme and continued membership of the group pension scheme is also included.

### Financial Instruments and the Hedging Strategy
Financial instruments are regarded as hedging contracts and the effects on profits are booked in step with the underlying cash flows or balance sheet.

*Forward contracts*
The sale of future net currency inflow in USD is considered as a hedging contract on the basis of a conservative assessment of the expected cash flow. Unrealised gains/losses on such forward currency contracts are recorded as profit as finance transactions in step with the underlying net currency inflow in USD. Similarly purchases of future net currency outflow in EUR, GBP etc. are considered as hedging contracts and are booked in the same way as net currency inflow in USD. Continuous assessments are made of acceptable exchange rates and the administration has the authority to hedge future net currency inflows (USD) and future net currency outflows (mainly EUR, but also various other currencies) for up to one year into the future. For periods longer than this, approval must be obtained from the Board of Directors.

For forward contracts that are entered into to hedge the company's balance sheet, unrealised gains and losses are taken through income. The premium or discount of the forward contracts is booked on a current basis as interest income or interest costs allocated over the lifetime of the individual contract. Exposure in net equity in subsidiaries' is hedged on a current basis.

*Options contracts*
Options contracts are entered into in the same way as forward contracts to hedge the exchange rate for future currency inflows in USD or future currency outflows in other currencies. For accounting purposes these are treated equally. Option premiums paid at the time the agreement is entered into, is accrued according to the due dates of the underlying contracts. Currency options are valued at the lower of historical cost and real value.

*Future interest agreements*
Future interest agreements are evaluated at the market value on the balance sheet date. The net effect on the profit of the interest income and costs related to these contracts is accrued over the lifetime of the contract and is recorded under financial items.

### Cost Relating to Loans
Fees, which relate to the company's loan agreements are capitalised and amortised over the lifetime of the loan.

### Cash Flow
The cash flow statement has been drawn up in accordance with the indirect method. Both cash and bank deposits are treated as cash.

### Segment Information
Operating revenues are distributed between central geographic areas and divisions: Ships Service, Ships Equipment. As a result of most of the subsidiaries having turnover within all the divisions and areas of activity without having a full allocation of the costs, the operating profit/loss per area of business has little relevance and is therefore not reported. Reference is made to note 2 for specification of operating revenues and cost of goods sold.

## NOTE 1 ACQUISITION AND DIVESTMENT OF ACTIVITIES

**UNITOR Group**

| | | Country | Included / excluded as per | Amount of investment/ sale | Op. revenues in year of acq. / sale |
|---|---|---|---|---|---|
| **2002** | | | | | |
| Unitor China Co. , Ltd | investment | China | 01.06.02 | 2 | 0 |
| Unitor Ships Service Philippines Inc. | investment | Philippines | 01.09.02 | 2 | 1 |
| Unitor Ships Service SA France | liquidation | France | 30.11.02 | 0 | 0 |
| **2001** | | | | | |
| Unitor FiFi Systems AS | acquisition | Norway | 01.06.01 | 0 | 15 |
| TI Marine Contracting | demerger | Norway | 01.01.01 | 0 | 81 |
| Marine Fire Protection | liquidation | Denmark | 31.12.01 | 0 | 0 |
| Svenska Skum | divestment | Sweden | 31.05.01 | 64 | 38 |
| **2000** | | | | | |
| None | | | | | |

## NOTE 2 OPERATING REVENUES

**UNITOR Group**

| Operating revenues distributed by geographical area: | EU and EEA | America | Asia | Other | Total |
|---|---|---|---|---|---|
| **2002** | | | | | |
| Operating revenues | 1,036 | 446 | 669 | 77 | 2,228 |
| **2001** | | | | | |
| Operating revenues | 1,124 | 544 | 679 | 106 | 2,453 |
| **2000** | | | | | |
| Operating revenues | 1,107 | 531 | 663 | 118 | 2,419 |

| Sales development by product group | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Unitor Ships Service** | | | |
| Chemicals | **514** | 565 | 527 |
| Safety | **397** | 392 | 379 |
| Refrigeration | **248** | 302 | 301 |
| Maintenance and Repair | **412** | 534 | 564 |
| Miscellaneous | **35** | 33 | 44 |
| Kjemi-Service | **128** | 116 | 118 |
| **Total operating revenues** | **1,734** | **1,942** | **1,933** |
| | | | |
| **Unitor Ships Equipment** | | | |
| Chemicals | **1** | 2 | 1 |
| Safety | **246** | 226 | 236 |
| Refrigeration | **25** | 42 | 20 |
| Maintenance and Repair | **46** | 56 | 52 |
| Miscellaneous | **0** | 1 | 5 |
| TI Marine Contracting | **143** | 131 | 79 |
| Svenska Skum (Divested as per 31.05.01) | **0** | 38 | 93 |
| Unitor FiFi Systems | **33** | 15 | 0 |
| **Total operating revenues** | **494** | **511** | **486** |

| **Operating revenues and cost of goods sold per division** | | | |
|---|---|---|---|
| Revenues Unitor Ships Service | **1,734** | 1,942 | 1,933 |
| Revenues Unitor Ships Equipment | **494** | 511 | 486 |
| Operating revenues | **2,228** | 2,453 | 2,419 |
| Cogs Unitor Ships Service | **861** | 985 | 939 |
| Cogs Unitor Ships Equipment | **366** | 363 | 327 |
| **Cost of goods sold** | **1,227** | **1,348** | **1,266** |

## NOTE 3 JOINT VENTURES AND AFFILIATED COMPANIES

| | MTS | Marine Alliance | Total |
|---|---|---|---|
| Value at 31.12.01 | 4 | -1 | 3 |
| Capital increase | 6 | 0 | 6 |
| Share of net profit 2002 * | -10 | 4 | -6 |
| **Value at 31.12.02** | **0** | **3** | **3** |

* The share of net profit is for MTS booked as finance cost since this is considered as a financial investment.

## NOTE 4 WAGES AND SOCIAL BENEFITS

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 391 | 357 | **331** | Salaries | **94** | 81 | 91 |
| 62 | 57 | **69** | Social insurance premium | **16** | 13 | 15 |
| 8 | 12 | **14** | Pension expenses | **1** | 1 | 2 |
| 25 | 39 | **30** | Other benefits | **8** | 8 | 2 |
| **486** | **465** | **444** | **Total wages and social benefits** | **119** | **103** | **110** |
| 1 500 | 1 355 | **1 251** | Average number of employees | **155** | 167 | 194 |

**Remuneration to the Board of Directors, President and Auditor.**

In 2002 Unitor paid the President NOK 1,690,817.- as salary. Included in the salary was NOK 29,167.- as payment for Board of Director services in 2001. The President left the Board of Directors in May 2001. The President's salary was increased on July 1st with 4.3% and the new annual salary is NOK 1,683,535.-. The pension premium paid for 2002 for the President was NOK 606,752.-. The pension premium for 2001 was NOK 411,577.- and this was paid by the group in 2002. Other taxable remunerations amounted to NOK 103,171.-.

The President will upon resignation receive ordinary salary until he takes another position, limited to 18 months from the time of resignation. The President can retire at age of 67.

Total remuneration to the Board of Directors amounts to NOK 630,555 for 2002 and NOK 680,000 for 2001.

Total remuneration to the Auditor was for Unitor ASA MNOK 1.4 and MNOK 0.6 for the years 2002 and 2001 respectively. Total remuneration to the Auditors was for the Unitor Group MNOK 5.9 and MNOK 6.2 for the years 2002 and 2001 respectively. Of this MNOK 1.2 and MNOK 2.6 were fees related to other accounting- and tax related assistance for the years 2002 and 2001 respectively.

**Loans to employees**

Loans to employees totalled NOK 10,836,260 as of 31.12.2002. Employee loans are mainly car loans with a payback period of maximum 10 years and an interest rate of 0%.

Seven employees in senior management and the two employee representatives on the Board of Directors have outstanding car loans totalling NOK 2,588,873.

**Share options**

Some members of central management all have between 5,000 and 10,000 share options in the company. Jarle Roth has 200,000 share options in the company. The strike price for all share options is NOK 53.

## NOTE 5 OTHER OPERATING COSTS

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 0 | 0 | **0** | Commission to subsidiaries and agents | **150** | 168 | 163 |
| 18 | 13 | **11** | Loss on bad debt | **10** | 13 | 16 |
| 109 | 124 | **100** | Maintenance and rental | **39** | 58 | 51 |
| 75 | 61 | **71** | Office expenses | **29** | 7 | 36 |
| 98 | 102 | **94** | Sales and administration expenses | **38** | 32 | 40 |
| 152 | 163 | **143** | Other * | **-49** | -65 | 32 |
| **452** | **463** | **419** | **Total other operating costs** | **218** | **213** | **338** |

* Net after charging Intercompany fees to subsidiaries.

NOTE 6 **OTHER NET FINANCIAL COSTS**

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 0 | 0 | **0** | *Group contribution* | **-57** | 0 | -10 |
| 0 | -12 | **0** | (Gain)/loss on sale of subsidiaries * | **0** | -36 | 0 |
| -12 | 2 | **0** | Net currency (gain)/loss | **-34** | -11 | 6 |
| 62 | 2 | **-64** | (Gain)/loss on hedging of positive cashflow in USD | **-64** | 2 | 63 |
| 9 | 16 | **23** | Other net financial costs ** | **81** | 12 | 13 |
| **59** | **8** | **-41** | **Total other financial costs/(income)** | **-74** | **-33** | **72** |

* Sale of Svenska Skum ab (2001)

** Includes share of result from MTS AS, and in Unitor ASA write downs MNOK 64.8 shares Unitor UK Holding Ltd.

NOTE 7 **TAXES**

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| | | | Basis for taxation: | | | |
| | | | Earnings before taxes | **-5** | 46 | -17 |
| | | | Permanent differences | **-14** | 21 | 10 |
| | | | Change in timing differences | **50** | -89 | 63 |
| | | | **Basis for taxation current year** | **31** | **-22** | **56** |
| | | | **Taxes:** | | | |
| | | | Taxes payable | **8** | 0 | 16 |
| | | | Withholding tax and tax payable branches | **2** | 1 | 0 |
| | | | Used remuneration and credit foreign tax | **-3** | 0 | -16 |
| | | | Correction previous years | **0** | 0 | -10 |
| | | | **Tax payable current year** | **7** | **1** | **-10** |
| | | | **Tax payable:** | | | |
| -10 | 3 | **10** | Norway | **7** | 1 | -10 |
| 34 | 24 | **21** | Abroad | | | |
| **24** | **27** | **31** | **Total tax payable** | **7** | **1** | **-10** |
| | | | **Change in deferred tax:** | | | |
| -11 | 19 | **-12** | Norway | **-12** | 19 | -11 |
| -13 | -23 | **-9** | Abroad | | | |
| **-24** | **-4** | **-21** | **Total changes in deferred tax** | **-12** | **19** | **-11** |
| **0** | **23** | **10** | **Taxes** | **-5** | **20** | **-21** |
| | | | Deferred tax liability / asset | | | |
| | | | **Timing differences:** | | | |
| -123 | -95 | **-63** | Short term items | **-27** | -43 | -67 |
| 5 | 52 | **-75** | Long term items | **-44** | 38 | -18 |
| 3 | 2 | **2** | Other items | **3** | 4 | 5 |
| 0 | 0 | **0** | Remuneration dividend carried forward | **0** | 0 | -1 |
| **-115** | **-41** | **-136** | **Net timing differences** | **-68** | **-1** | **-81** |
| **-118** | **-171** | **-106** | **Loss carried forward incl. remuneration** | **0** | **-22** | **0** |
| **-233** | **-212** | **-242** | **Basis for deferred taxes** | **-68** | **-23** | **-81** |
| **-61** | **-64** | **-81** | **Deferred tax assets** | **-19** | **-6** | **-23** |
| **0** | **0** | **5** | **Deferred tax liability** | **0** | **0** | **0** |
| **-61** | **-64** | **-76** | **Net deferred tax asset entered in the balance sheet** | **-19** | **-6** | **-23** |

At year end 2002 Unitor group have total MNOK 106 as tax loss carried forward. A major part of this is in US. Total tax loss carried forward expires as follows (in MNOK):

| | |
|---|---|
| 2003 | 6 |
| 2004 | 2 |
| 2005 | 3 |
| 2006 | 4 |
| 2007 | 4 |
| Thereafter | 83 |
| Whitout expiration | 4 |
| Total | 106 |

## NOTE 8 EARNINGS PER SHARE

**Unitor Group**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Basic earnings per share * | **0.53** | 1.13 | 0.31 |
| | | | |
| Net profit | **10** | 22 | 6 |
| Time weighted average number of shares issued | **19.55** | 19.55 | 19.55 |
| | | | |
| Number of shares per 01.01 | **19.55** | 19.55 | 19.55 |
| Number of shares per 31.12 | **19.55** | 19.55 | 19.55 |

* No option schemes in place that will dilute the basic earnings per share based on prevaling share price per 31.12.2002.
Number of shares is displayed in millions

## NOTE 9 GOODWILL

**Unitor Group**

| | Accumulated cost price 01.01.02 | Accumulated depreciation 01.01.02 | Book value 01.01.02 | Investments/ disposals in 2002 | Write downs in 2002 | Depreciation in 2002 | Book value 31.12.02 |
|---|---|---|---|---|---|---|---|
| GF Marine | 38 | 36 | 2 | 0 | 0 | 2 | 0 |
| Ginge Kerr | 17 | 14 | 3 | 0 | 0 | 1 | 2 |
| Dobson | 61 | 26 | 35 | 0 | 31 | 4 | 0 |
| Rochem | 76 | 56 | 20 | 0 | 0 | 3 | 17 |
| Miscellaneous | 7 | 4 | 3 | 0 | 0 | 0 | 3 |
| **Total** | **199** | **136** | **63** | **0** | **31** | **10** | **22** |

Write down Dobson is related to the 1993 acquisition of Dobsons because of declining product sales and insufficient profitability
* Goodwill is depreciated over 10-20 years.
Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years.

## NOTE 10 FIXED ASSETS

**Unitor Group**

| | Machinery & Equipment | Buildings and land ** | Ships | IT-project & other intangible assets | Total |
|---|---|---|---|---|---|
| Cost price 01.01.2002 | 403 | 405 | 5 | 164 | 977 |
| Investments | 38 | 2 | 0 | 26 | 66 |
| Disposals at cost price | -55 | -5 | 0 | -2 | -62 |
| Currency adjustments | -34 | -54 | -2 | -1 | -91 |
| **Cost price 31.12.2002** | **352** | **348** | **3** | **187** | **890** |
| | | | | | |
| Acc. ordinary depreciation 01.01.2002 | -272 | -104 | -2 | -35 | -413 |
| Ordinary depreciation | -40 | -16 | -1 | -27 | -84 |
| Disposals acc. depreciation | 50 | 0 | -6 | 3 | 47 |
| Currency adjustments | 26 | 9 | 8 | 0 | 43 |
| **Acc. ordinary depreciation 31.12.2002** | **-236** | **-111** | **-1** | **-59** | **-407** |
| | | | | | |
| Book Value 31.12.2002 | 116 | 237 | 2 | 128 | 483 |
| | | | | | |
| Depreciation period | 4-14 years | 20-33 years | 20 years | 8 years | |
| | | | | | |
| **Book value distributed on geographic area** | | | | | |
| North Europe | 96 | 159 | 0 | 128 | 383 |
| SEE, Middle East and South Africa | 3 | 3 | 0 | 0 | 6 |
| Americas | 9 | 22 | 0 | 0 | 31 |
| Asia Pacific | 8 | 53 | 2 | 0 | 63 |
| **TOTAL** | **116** | **237** | **2** | **128** | **483** |

**Unitor ASA**

| | Machinery & Equipment * | Buildings and land ** | IT-project & other intangible assets | Goodwill *** | Total |
|---|---|---|---|---|---|
| Cost price 01.01.2002 | 76 | 3 | 163 | 8 | 250 |
| Investments | 22 | 0 | 26 | 0 | 48 |
| Disposals at cost price | -8 | -2 | -2 | 0 | -12 |
| **Cost price 31.12.2002** | **90** | **1** | **187** | **8** | **286** |
| | | | | | |
| Acc. ordinary depreciation 01.01.2002 | -32 | -1 | -35 | -3 | -71 |
| Ordinary depreciation | -16 | 0 | -26 | 0 | -42 |
| Disposals acc. depreciation | 9 | 1 | 2 | 0 | 12 |
| **Acc. ordinary depreciation 31.12.2002** | **-39** | **0** | **-59** | **-3** | **-101** |
| | | | | | |
| **Book value 31.12.2002** | **51** | **1** | **128** | **5** | **185** |
| | | | | | |
| Depreciation period | 4-14 years | 20-33 years | 8 years | 20 years | |

* Cylinders included in Machinery & Equipment
** Land is not depreciated
*** The goodwill is related to Ginge Kerr

## NOTE 11 INVENTORIES

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 49 | 31 | **20** | Raw materials | **0** | 0 | 0 |
| 23 | 15 | **29** | Goods / projects in process | **18** | 3 | 5 |
| 392 | 417 | **394** | Finished goods | **220** | 193 | 193 |
| **464** | **463** | **443** | **Total inventories** | **238** | **196** | **198** |
| | | | | | | |
| 13 | 51 | **21** | Accrual obsolete inventory | **18** | 48 | 13 |

## NOTE 12 ACCOUNTS RECEIVABLE

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 674 | 592 | **449** | Accounts receivable - invoiced | **362** | 498 | 594 |
| -21 | -18 | **-15** | Provision for bad debt | **-14** | -15 | -17 |
| **653** | **574** | **434** | **Total accounts receivable** | **348** | **483** | **577** |
| | | | | | | |
| 18 | 19 | **11** | Recorded loss on accounts receivable | **11** | 19 | 16 |

Customer bonus MNOK 44 for 2002 and MNOK 41 for 2001 is reclassified from other short term liabilities to accounts receivable.

## NOTE 13 CASH AND BANK DEPOSITS

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 76 | 128 | **58** | Cash and bank deposits - unrestricted | **21** | 80 | 37 |
| 13 | 16 | **10** | Cash and bank deposits - restricted | **0** | 0 | 0 |
| **89** | **144** | **68** | **Total cash and bank deposits** | **21** | **80** | **37** |
| | | | | | | |
| **0** | **0** | **3** | Bank Overdraft | **59** | **0** | **0** |

**Unitor ASA**
The company's employees tax liabilities are secured by a bank guarantee.
Unused bank overdraft facility amounts to MNOK 48

## NOTE 14 EQUITY

| | Share-capital | Share premium reserve | Other equity Unitor ASA | Other equity Group | Total |
|---|---|---|---|---|---|
| Equity per 31.12.99 | 244 | 355 | 176 | 59 | 834 |
| Net profit | | | 4 | 2 | 6 |
| **Equity per 31.12.00** | **244** | **355** | **180** | **61** | **840** |
| *Corrections due to intra group transfers ** | | | 3 | -3 | 0 |
| Net profit | | | 26 | -4 | 22 |
| Currency exchange differences | | | 0 | -23 | -23 |
| *Corrections previous years *** | | | -49 | 49 | 0 |
| **Equity per 31.12.01** | **244** | **355** | **160** | **80** | **839** |
| Net profit | | | 0 | 10 | 10 |
| Currency exchange differences | | | 0 | -14 | -14 |
| **Equity per 31.12.02** | **244** | **355** | **160** | **76** | **835** |

* Total changes in deferred tax in Unitor ASA in 2001 do not reflect changes in deferred tax asset due to use of the Norwegian Intra group regulation for the sale of assets to TI Marine Contracting AS as of 01.01.01. For Unitor Group this has no effect.

** Correction previous years relates to correction of factoring fee between Unitor Ships Service Inc. (USA) and Unitor ASA. The correction relates to the years 1995-1998.

The Unitor shares nominal value is NOK 12.50 per share.

## NOTE 15 PENSIONS

The Unitor Group have both contribution and defined benefit plans. The Norwegian Pension schemes are mainly defined benefit plans, while schemes outside Norway are mainly contribution plans. The Norwegian plans are mostly coordinated with expected contribution from the National Insurance.

The Group also has some minor unfunded pension liabilities. The annual costs from these plans are immaterial. Provisions for early retirement have been calculated separately and are included in the liabilities with MNOK 2. External actuaries have been used to estimate values of plan assets and liabilities incurred.

The effect of changes in estimated values and deviation between estimate and actual return on plan assets are recorded on profit and loss over the average remaining pensionable service when the accumulated effect exceeds 10% of the largest of plan assets and incurred liabilities.

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| | | | **Economical assumptions** | | | |
| 6.0% | 6.0% | **6.0%** | Interest rate | **6.0%** | 6.0% | 6.0% |
| 7.0% | 7.0% | **7.0%** | Expected return on plan assets | **7.0%** | 7.0% | 7.0% |
| 3.3% | 3.3% | **3.3%** | Expected increase in Norwegian Government basic pension | **3.3%** | 3.3% | 3.3% |
| 3.3% | 3.3% | **3.3%** | Regulation of wages | **3.3%** | 3.3% | 3.3% |
| 2.5% | 2.5% | **2.5%** | Regulation of pensions | **2.5%** | 2.5% | 2.5% |
| | | | **Specification of current year pension costs** | | | |
| 7 | 6 | **5** | Net present value of this year pension costs | **3** | 5 | 6 |
| 6 | 4 | **6** | Interest costs of incurred pension liabilities | **4** | 5 | 5 |
| -7 | -7 | **-7** | Expected return on plan assets | **-5** | -6 | -6 |
| 1 | 1 | **1** | Charged social security tax | **1** | 1 | 1 |
| 0 | -6 | **0** | Recorded share of changes in estimated values | **0** | -6 | 0 |
| 2 | 14 | **8** | Pension cost contribution plans | **0** | 0 | 0 |
| **8** | **12** | **13** | **Net pension costs** | **3** | **-1** | **6** |
| | | | **Specification of net pension liabilities** | | | |
| 123 | 129 | **107** | Estimated value of incurred liabilities | **73** | 94 | 100 |
| 110 | 115 | **112** | Estimated value of plan assets | **77** | 86 | 84 |
| **13** | **14** | **-5** | **Net pension liabilities** | **-4** | **8** | **16** |
| 3 | -4 | **1** | Accumulated changes in estimated values | **3** | -4 | 0 |
| **16** | **10** | **-4** | **Net pension assets/liabilities on balance sheet *** | **-1** | **4** | **16** |

* Net pension assets and liabilities

## NOTE 16 RESTRUCTURING AND WRITE DOWNS

**Unitor Group**

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Restructuring accruals 01.01 | **7** | 17 | 50 |
| Restructuring expenses used of this year's accrual | **-4** | -10 | -33 |
| **Restructuring accruals 31.12** | **3** | **7** | **17** |

| Write downs and restructuring cost expensed this years result | |
|---|---|
| Write down Goodwill Dobson | **31** |
| Write down Buildings | **16** |
| Write downs other | **2** |
| Restructuring cost | **4** |
| **Total Write down and restructuring cost this year** | **53** |

## NOTE 17 LIABILITIES TO FINANCIAL INSTITUTIONS

Distribution of long term interest bearing liabilities by currency (amount in MNOK ):

| Currency | **2002** | 2001 | 2000 |
|---|---|---|---|
| NOK | **0** | 0 | 70 |
| USD | **313** | 581 | 753 |
| EUR | **124** | 226 | 0 |
| **Total liabilities to financial institutions** | **437** | **807** | **823** |

Per 31.12.02, the average interest rate on Unitor Group's long term USD loans is 3.36%.
Per 31.12.02, the average interest rate on Unitor Group's long term EUR loans is 4.14%.

The weighted average interest rate for long term interest bearing debt is in addition influenced by a premium or a discount (bips) on forward contracts related to the Balance Sheet Hedge. Per 31.12.02 unrealised net interest income not reflected in the balance sheet was MNOK 2.7.

Amortisation plan for long term interest bearing liabilities distributed by type of loan:

| Year | Mortgage loan | Other liabilities | **Total** |
|---|---|---|---|
| 2003 | 0 | 0 | **0** |
| 2004 | 0 | 0 | **0** |
| 2005 | 0 | 437 | **437** |
| 2006 | 0 | 0 | **0** |
| After 2006 | 0 | 0 | **0** |
| **Total** | **0** | **437** | **437** |

The Group's main debt financing consists of a revolving credit facility of MUSD 110, out of which MUSD 62.5 is drawn as of 31.12.02. Of these, MUSD 17.5 is drawn in EUR.

Financial covenants:

(i) Net interest bearing debt to EBITDA ratio: At all times less than 3.75. EBITDA is defined as earnings before interest, taxes, depreciation and amortising of goodwill, corrected for gains or losses in cashflow hedging.

(ii) Interest coverage ratio: At all times higher than 4.0: Defined as net interest bearing debt divided by net interest expense.

(iii) Interest Bearing Debt to Tangible Net Worth Ratio: At all times to be less than 1.4. Tangible Net Worth is defined as total shareholders' equity less goodwill and other intangibles.

Per 31.12.2002 Unitor is in compliance with all financial covenants.

## NOTE 18 OTHER SHORT TERM LIABILITIES

| Unitor Group | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 6 | 25 | **10** | Accruals other benefits | **0** | 0 | 0 |
| 41 | 0 | **0** | Prepayments / customer bonus | **0** | 0 | 41 |
| 0 | 0 | **0** | Short term liabilities to subsidiaries | **845** | 324 | 201 |
| 119 | 76 | **114** | Other | **34** | 22 | 53 |
| **166** | **101** | **124** | **Total other short term liabilities** | **879** | **346** | **295** |

Customer bonus totalling MNOK 44 for 2002 and MNOK 41 for 2001 is reclassified to accounts receivable.

## NOTE 19 PLEDGES

Unitor have not mortgaged any assets. The financial institutions have however a negative pledge on all material assets.

## NOTE 20 STATEMENT OF CASH FLOW

The strong NOK contributed to a very high cashflow in 2002, both related to hedging of Cashflow, Balance sheet, as well as for hedged projects related to Marine Contracting. This has helped Unitor reducing debt by MNOK 370 during the year.

The Unitor Group had a positive cashflow from operations of MNOK 362, compared with a positive cashflow of MNOK 163 in 2001. The increase in cashflow from operations in 2002 is mainly due to net reduction in accounts receivables of MNOK 140. Of the MNOK 140 reduction, MNOK 88 is due to currency effects. Earnings before tax was MNOK 20 including a gain of MNOK 64 from hedging of USD cashflow. Adjusted for non cash effects (depreciations and writedowns of MNOK 142), the total contribution was MNOK 162. Short term receivables was reduced by MNOK 68 during the year, whereof MNOK 16 are currency effects. Inventories were reduced by MNOK 20, whereof MNOK 7 are currency effects. The Company paid MNOK 27 in taxes during the year.

Investments during the year totalled MNOK 66, compared with MNOK 165 the previous year. Disposal of fixed assets contributed with MNOK 8.

As of 31 December 2002, Interest bearing debt was MNOK 437. This is down MNOK 370 from last year. MNOK 180 of this reduction is related to currency effects. Other liabilities was reduced by MNOK 37. Net change in Cash in 2002 was MNOK 76. MNOK 16 of this reduction is due to currency effects. Unitor's Equity were reduced by MNOK 4 during the year. The increase before net currency effects was MNOK 26. The main reason for this net negative currency effect is due to devaluations of Argentinian Peso and Brazilian Real.

## NOTE 21 FINANCIAL MARKET RISK AND FINANCIAL INSTRUMENTS

**Currency risk**
The Unitor Group's cash flow is exposed to a number of different currencies related to a net currency inflow (USD) and net outflow (various currencies). Continuous evaluation of acceptable hedging rates for future cash flows is performed. Financial instruments used for hedging are forward contracts or options (option combinations).

As of 31.12.02, MUSD 40 of net currency inflow in 2003 has been hedged with forward contracts at an average exchange rate of 8.72. In addition, projects have been hedged for TI Marine Contracting with MUSD 15.5 and MJPY 392.

Unitor Group's balance sheet items are exposed to various currencies. This exposure is hedged as it occurs by entering forward contracts.
**Forward exchange contracts per 31.12.02**

| | Bought/Sold | Amount in currency | Against | Avg. remaining terms (months) | Unrealised gain/(loss) |
|---|---|---|---|---|---|
| USD | Sold | 61 | NOK | 11 | 89 |
| GBP | Sold | 9 | NOK | 3 | 5 |
| EUR | Sold | 4 | NOK | 2 | 1 |
| JPY | Sold | 1 362 | NOK | 6 | 12 |
| SEK | Sold | 7 | NOK | 2 | 0 |
| DKK | Sold | 11 | NOK | 2 | 0 |
| SGD | Sold | 15 | NOK | 3 | 5 |
| KRW | Sold | 5 000 | NOK | 4 | 1 |
| **Total outstanding contracts** | | | | | **113** |
| Whereof recorded against equity | | | | | 14 |
| Whereof recorded in Profit and Loss | | | | | 4 |

Forward- and option contracts related to hedging of future cash flows in various currencies, will be included in P/L continuously as the net underlying currency inflow or -outflow occurs.

Forward- and options contracts related to hedging of the Group's balance sheet items are booked against equity according to new accounting principles.

**Interest rate risk**
Per 31.12.02, the average interest rate on Unitor Group's long term USD loans is 3.36%. Average term of interest rate fixing is 127 days.
Per 31.12.02, the average interest rate on Unitor Group's long term EUR loans is 4.14%. Average term of interest rate fixing is 86 days.

## NOTE 22 MAJOR EXCHANGE RATES IN 2001 AND 2002

| Versus NOK | **2002 Average rate** | **2002 Closing rate** | 2001 Average rate | 2001 Closing rate |
|---|---|---|---|---|
| USD | **7,9810** | **6,9460** | 8,9923 | 8,9459 |
| EUR | **7,5095** | **7,2683** | 8,0548 | 7,9654 |
| JPY | **6,3660** | **5,8500** | 7,4000 | 6,7962 |
| GBP | **11,9522** | **11,1726** | 12,9638 | 13,0082 |

## NOTE 23 SHARES IN SUBSIDIARIES

| Shares in subsidiaries | Country of Registration | Companies share capital | Ownership/ vote right | Book value 31.12.02 NOK 1.000 |
|---|---|---|---|---|
| Unitor Pty. Ltd. | South-Africa | ZAR 910 | 100% | 1,656 |
| Unitor Argentina | Argentina | ARS 12 | 100% | 2,105 |
| Unitor Ships Service Equipam. Maritimos Ltda. | Brazil | BRR 275 | 100% | 974 |
| Unitor Ships Service Ltd. Canada | Canada | CAD 1 | 100% | 5 |
| Unitor Ships Service NV | Netherl. Ant. | ANG 10 | 100% | 43 |
| Unitor Panama SA | Panama | USD 25 | 100% | 148 |
| Unitor Holding Inc. | USA | USD 1,759 | 100% | 67,153 |
| Unitor (China) Co. Ltd. | China | CNY 1,655 | 100% | 1,573 |
| Unitor Ships Service Ltd. | Hong Kong | HKD 0 | 100% | 0 |
| Unitor Ships Service Co. Ltd. | Japan | JPY 300,000 | 100% | 18,683 |
| Unitor Korea Ltd. | Korea | KRW 290,000 | 100% | 2,831 |
| Unitor Trading (Malaysia) SDN BHD | Malaysia | MYR 50 | 100% | 127 |
| Unitor Ships Service Philippines Inc. | Philippines | PHP 10,326 | 100% | 1,518 |
| Unitor Ships Service Pte. Ltd. | Singapore | SGD 100 | 100% | 220 |
| Unitor Ships Service NV | Belgium | EUR 62 | 100% | 5,327 |
| Unitor Denmark AS | Denmark | DKK 2,000 | 100% | 18,019 |
| Unitor Fi-Fi Systems AS | Norway | NOK 500 | 100% | 500 |
| Unitor Ships Service OY AB | Finland | EUR 8 | 100% | 81 |
| Unitor Trading France SA | France | EUR 38 | 100% | 313 |
| Uniref SA | Greece | EUR 3,062 | 100% | 27,141 |
| Unitor Hellas AEVE | Greece | EUR 3,258 | 100% | 64,395 |
| Unitor Trading SRL | Italy | EUR 106 | 100% | 1,145 |
| Unitor Cyprus Ltd. | Cyprus | CYP 10 | 100% | 146 |
| Unitor Ships Service BV | Netherlands | EUR 18 | 100% | 119 |
| Kjemi-Service AS | Norway | NOK 250 | 100% | 21,050 |
| Ticon Isolering AS | Norway | NOK 100 | 100% | 0 |
| Unitor Polzka SP z.o.o. | Poland | PLZ 328 | 100% | 1,246 |
| Unitor Equipamentos Maritimos Ltda. | Portugal | EUR 2 | 100% | 30 |
| Unitor de Portugal - Equip. Navais e Ind. Ltda. | Portugal | EUR 2 | 100% | 256 |
| Servicios Navales Uniper SA | Spain | EUR 481 | 100% | 4,274 |
| Unitor UK Holding Ltd | U.K | GBP 6,250 | 100% | 0 |
| Rochem Holding AG | Switzerland | CHF 2,000 | 100% | 89,395 |
| Unitor Ships Service AB | Sweden | SEK 100 | 100% | 62 |
| TI Marine Contracting AS | Norway | NOK 15,000 | 100% | 15,000 |
| Unitor Ships Service GmbH | Germany | EUR 2,761 | 100% | 23,507 |
| **Total shares in subsidiaries** | | | | **369,041** |

| Shares in joint ventures and affiliated companies | Country of registration | The Company's share value | Group share | Book value 31.12.02 NOK 1.000 |
|---|---|---|---|---|
| MTS | Norway | NOK 6.601 | 90% | 0 |
| Marine Alliance | Netherlands | TUSD 35 | 50% | 3,204 |

| Shares in subsidiaries with indirect ownership | Country of registration | Group share |
|---|---|---|
| Unitor de Mexico SA de CV | Mexico | 100% |
| Unitor Ships Service Inc. | USA | 100% |
| Ticon Insulation UK Ltd. | U.K | 100% |
| Unitor UK Ltd. | U.K | 100% |
| Unitor Development II Ltd. | U.K | 100% |

## NOTE 24 SHAREHOLDER INFORMATION

| Largest shareholders in Unitor ASA at 31.12.2002 | | No of Shares | % of total Share Capital |
|---|---|---|---|
| 1 | Umoe Industri AS | 11,323,898 | 57.92 |
| 2 | Folketrygdefondet | 2,028,900 | 10.38 |
| 3 | Odin Norge | 1,859,700 | 9.51 |
| 4 | Fidelity Funds-Europe Brown Brothers Harriman | 1,125,800 | 5.76 |
| 5 | JP Morgan Chase Bank clients treaty account | 810,600 | 4.15 |
| 6 | Vital Forsikring ASA | 245,280 | 1.25 |
| 7 | Verdipapirfondet Avanse Forvaltning | 221,810 | 1.13 |
| 8 | Nordea Bank Sweden | 168,600 | 0.86 |
| 9 | Lombard Odoer Darier & Cie | 158,000 | 0.81 |
| 10 | Verdipapirfondet | 152,050 | 0.78 |

| Shares owned by members of the Board, President and Auditors per 31.12.2002 | No of Shares |
|---|---|
| **Name** | |
| Jens Ulltveit-Moe * | 11,323,898 |
| Morits Skaugen jr. * | 1 000 |
| Carsten Hansteen * | 0 |
| Knut Øversjøen * | 0 |
| Gøran Persson * | 0 |
| Bjørn Trondsen * | 600 |
| Andrew Clive Sheriff ** | 0 |
| Turi Strømberg ** | 0 |
| Svenn Jacobsen ** | 400 |
| Jarle Roth, President & CEO * | 11,000 |
| **Auditors:** | |
| Ernst & Young | 0 |

* This summary includes shares owned by near family and through companies the person controls

** Employee representative

## NOTE 25 RECEIVABLES AND LIABILITIES RELATED TO SUBSIDIARIES

| | Unitor ASA | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Loans to group companies | **362** | 416 | 567 |
| Other long term financial assets | **26** | 34 | 28 |
| Other receivables | **685** | 248 | 34 |
| Other long term liabilities | **16** | 15 | 14 |
| Other short term liabilities | **879** | 346 | 295 |
| | | | |
| Related to subsidiares: | | | |
| Loans to group companies | **362** | 416 | 567 |
| Other receivables | **665** | 185 | 3 |
| Other long term liabilities | **16** | 15 | 11 |
| Other short term liabilities | **845** | 324 | 201 |

## NOTE 26 OTHER RECEIVABLES

| | | | | Unitor ASA | | |
|---|---|---|---|---|---|---|
| 2000 | 2001 | **2002** | MNOK | **2002** | 2001 | 2000 |
| 30 | 47 | **27** | VAT | **16** | 35 | 17 |
| 0 | 0 | **0** | Related to group companies | **665** | 185 | 3 |
| 67 | 61 | **11** | Other | **4** | 28 | 13 |
| **97** | **108** | **38** | **Total other receivables** | **685** | **248** | **33** |

## NOTE 27 GUARANTEES

| | Unitor ASA | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Guarantee liabilities to Group companies | **121** * | 78 * | 121 |
| Guarantee liabilities others | **10** | 3 | 3 |
| Total guarantee liabilities | **131** | 81 | 124 |

* Whereof MNOK 35 for 2002 and MNOK 45 for 2001 is for Marine Alliance

**Translation from Norwegian**

## TO THE ANNUAL SHAREHOLDERS' MEETING OF UNITOR ASA

We have audited the annual financial statements of Unitor ASA as of 31 December 2002, showing a loss of NOK 0 million for the parent company and a profit of NOK 10 million for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

**In our opinion,**

- the financial statement have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the loss is consistent with the financial statements and comply with law and regulations.

ERNST & YOUNG AS.

Jan Egil Haga (sig)
State Authorised Public Accountant (Norway)

Oslo,
20 March 2003

# Shareholder information

Unitor aims for its share price to reflect as closely as possible its underlying values as well as expectations of future earnings. In order to achieve this, Unitor keeps the financial market posted about the company's performance through stock market reports and press releases, annual and interim reports and presentations in Norway and abroad. Unitor's web site contains up-to-date information on Unitor in general, the latest news, financial information and the products and services we offer.
The address is http://www.unitor.com.



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**EARNINGS AND DIVIDEND PER SHARE**
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□ Earnings per share
□ Dividend per share

## Dividend policy

Unitor aims to give its shareholders the best possible return by way of efficient operations and closer links to the customers. The company's ambition is for continued growth and it considers financial freedom of action to be important. The return on the shareholders' investments is realized in the form of rising share prices and distribution of dividends. For Unitor both 2001 and 2002 have been relatively difficult years, even though the group made a profit in 2002 the Board of Directors have recommended that no dividends should be paid for 2002.

## Evaluating Unitor

At the 2002 year end, the price per Unitor share was NOK 19.10, whereas the number of shares was 19.55 million. The equivalent figures as at December 31, 2001, were NOK 41.00 and 19.55 million respectively, making the total stock market value at the two year-ends approximately MNOK 373 and MNOK 801 respectively. No valuation of the company is presented beyond the above information regarding stock market value. However, several broking houses prepare analyses and valuations. Most factors of significance when assessing the Unitor Group have been covered in previous chapters in this Annual Report.



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**STOCK MARKET VALUE**
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**SHARE PRICE MOVEMENTS ON THE OSLO STOCK EXCHANGE (1998–2002)**

— Unitor — Relative Total Index — Relative Shipping Index

## Distribution of shares in Unitor ASA as at 31.12.2002 by geographic area

| Area | No. of shareholders | % of no. of shareholders | % of total share capital |
|---|---|---|---|
| Norway | 952 | 80.5 | 87.7 |
| Luxembourg | 3 | 0.3 | 5.8 |
| Sweden | 12 | 1.0 | 0.9 |
| Switzerland | 1 | 0.1 | 0.8 |
| U.K. | 21 | 1.8 | 4.2 |
| Belgium | 5 | 0.4 | 0.1 |
| Other countries | 188 | 15.9 | 0.5 |
| **Total** | **1,182** | **100.0** | **100.0** |
| **Trading abroad** | **230** | **19.5** | **12.3** |

## Distribution of shares in Unitor ASA as at 31.12.2002 by shareholder group

| Number of shares per shareholder | No. of | % of no. of | % of total share capital |
|---|---|---|---|
| 1–100 | 546 | 46 | 0 |
| 101–1,000 | 460 | 39 | 1 |
| 1,001–10,000 | 164 | 14 | 5 |
| Over 100,000 | 12 | 1 | 94 |
| **Total** | **1,182** | **100.0** | **100.0** |

## Share price movements on the Oslo Stock Exchange (1998–2002)

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Highest price | 45.00 | 64.50 | 77.00 | 83.00 | 130.00 |
| Lowest price | 10.20 | 29.00 | 52.50 | 48.50 | 68.00 |
| Closing price as at 31.12 | 19.10 | 41.00 | 59.00 | 60.00 | 74.00 |

## Trading in Unitor Shares

Unitor has been listed on the Oslo Stock Exchange since 1968. In 2002, 7,098,545 shares were traded, producing a current ratio of 36%. Corresponding figures for 2001 were 29,555,405 shares and a current ratio of 151%.

## Regulation of the opening value with changes in taxed capital (risk)

RISK regulation only applies to Norwegian shareholders and is carried out as of January 1, for those who are shareholders at that time.

RISK-amounts per share for the period 1996-2002:

| 1.1.97 | 1.1.98 | 1.1.99 | 1.1.00 | 1.1.01 | 1.1.02 | 1.1.03* |
|---|---|---|---|---|---|---|
| NOK 2.17 | NOK -0.80 | NOK -2.25 | NOK -0.63 | NOK 0.98 | NOK 0 | NOK 0.63 |

* Calculated

## Authorisation to increase capital

Shareholder information

The Annual General meeting of Unitor ASA gives the Board of Directors the authority to increase the Company's share capital by up to NOK 1 875 000 through the issue of up to 150 000 shares with a face value of NOK 12.50. The shares shall be subscribed to employees of the Unitor Group, on terms to be decided by the Board of Directors. Existing shareholders waive their preferential purchase rights. The proxy comprises a right to amend the Articles of Association according to the implementation of the increases of share capital. This proxy is valid until May 13, 2004.

At the Annual General Meeting on May 14, 2001, the Board of Directors was authorised to increase the Company's share capital by up to MNOK 4,375 by issuing up to 350,000 shares, each with a par value of NOK 12.50. The shares shall be offered to Company management, based on conditions specified by the Board of Directors. Existing shareholder preference rights are waived. This authorisation includes the right to change resolutions in connection with increase(s) in share capital that are carried out. This authorisation is valid for two (2) years.

# Analyst information

## Profit and loss by quarter

| MNOK | 4q 2002 | 3q 2002 | 2q 2002 | 1q 2002 | 4q 2001 | 3q 2001 | 2q 2001 | 1q 2001 |
|---|---|---|---|---|---|---|---|---|
| Revenues Unitor Ships Service | 412 | 425 | 440 | 457 | 450 | 481 | 500 | 511 |
| Revenues Unitor Ships Equipment | 118 | 131 | 130 | 115 | 154 | 122 | 116 | 119 |
| Operating revenues | 530 | 556 | 570 | 572 | 604 | 603 | 616 | 630 |
| Cogs - Unitor Ships Service | 210 | 212 | 212 | 227 | 253 | 246 | 243 | 243 |
| Cogs - Unitor Ships Equipment | 85 | 96 | 101 | 84 | 113 | 87 | 81 | 82 |
| Cost of Goods sold | 295 | 308 | 313 | 311 | 366 | 333 | 324 | 325 |
| Other operating costs | 219 | 212 | 211 | 220 | 237 | 237 | 222 | 232 |
| Ordinary depreciation | 22 | 24 | 24 | 24 | 22 | 21 | 24 | 24 |
| Restructuring cost and Write downs | 46 | 0 | 7 | 0 | 0 | 0 | 0 | 0 |
| Ordinary operating result | -52 | 12 | 15 | 17 | -21 | 12 | 46 | 49 |
| Net financial costs | -19 | -13 | -1 | 5 | 7 | 7 | 4 | 23 |
| Earnings before taxes | -33 | 25 | 16 | 12 | -28 | 5 | 42 | 26 |
| Taxes | -7 | 8 | 5 | 4 | 0 | 2 | 14 | 8 |
| Net profit/(loss) | -26 | 17 | 11 | 8 | -28 | 3 | 28 | 18 |

## Shares and share capital

The development of the share capital over the past five years

| Date | Type of issue/expansion | Change in no. of shares | No. of shares | Share Capital |
|---|---|---|---|---|
| 01.01.96 | | | 19,289,651 | 241,120,630 |
| 1996 | Management share issue | 50,000 | 19,339,651 | 241,745,630 |
| 1997 | Management share issue | 210,000 | 19,549,651 | 244,370,630 |
| 1998 | No share issues | | 19,549,651 | 244,370,630 |
| 1999 | No share issues | | 19,549,651 | 244,370,630 |
| 2000 | No share issues | | 19,549,651 | 244,370,630 |
| 2001 | No share issues | | 19,549,651 | 244,370,630 |
| 2002 | No share issues | | 19,549,651 | 244,370,630 |

## Definitions of key ratios

**1 EBIT** — Ordinary operating result * + net currency hedge

**2 EBITDA** — Ordinary operating result * + ordinary depreciation + net currency hedge

**3 EBITDA margin** — EBITDA / Operating revenues

**4 Net operating margin** — Ordinary operating result * / Operating revenues

**5 Gross profit margin** — Earnings before tax / Operating revenues

**6 Net profit margin** — Net profit / Operating revenues

**7 Return on capital employed** — Ordinary operating result * / Average capital employed (Total assets - non interest bearing debt + accrued dividends)

**8 Return on equity** — Net profit / Average equity

**9 Market value** — Share price 31.12. * total outstanding shares

**10 Equity ratio** — Equity / Total assets

**11 Current ratio** — Current assets / Short term liabilities

**12 Earnings per share** — Net profit / Average number of shares (adjusted)

**13 Cash flow per share** — Net profit +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)

**14 Book equity per share** — Equity / Total outstanding shares

**15 Dividends** — Dividends are adjusted for share issues and share split.

**16 Payout ratio** — Dividends in percent of earnings per share

* Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Financial calendar 2003

| | |
|---|---|
| 25 April 2003 | First quarter results |
| 12 May 2003 | Annual general meeting |
| 15 August 2003 | Second quarter results |
| 21 October 2003 | Third quarter results |

Unitor ASA
P.O. Box 300 Skøyen
N-0213 Oslo, Norway

Visiting address:
Drammensveien 211
N-0213 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00

www.unitor.com

UNITOR